Exhibit 99.2

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

INFORMATION CIRCULAR

As at and dated December 28, 2012

(Unless Otherwise Noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of AVALON RARE METALS INC. (the "Company") for use at the annual general meeting of the shareholders of the Company (the "Meeting") to be held at The Toronto Board of Trade, Room A/B/C/D (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Tuesday, January 29, 2013, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)	in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 1

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form"), which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 2

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, (ii) with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such common shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 3

Voting Securities and Principal Holders Thereof

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. There are 103,621,986 common shares and no preferred shares issued and outstanding at December 27, 2012.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Common shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to common shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed December 28, 2012 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting. Shareholders of the Company of record at the close of business on December 28, 2012 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors and officers of the Company collectively own or control, directly or indirectly, in the aggregate, 2,910,234 common shares, representing approximately 2.8% of the outstanding common shares as at December 27, 2012.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 4

PARTICULARS OF matters to be acted upon

1.	Presentation of Financial Statements

At the Meeting, the Chairman of the Meeting will present to shareholders the financial statements of the Company for the year ended August 31, 2012 and the auditors’ report thereon.

2.	Election of Directors

The board of directors of the Company (the “Board”) currently consists of eight directors. The articles of the Company permit flexibility in the number of directors to be elected at the Meeting and it is intended that six directors be nominated for election at the Meeting. It is envisaged that in 2013 the Company will identify up to two new directors with the experience and expertise needed to support the next phase of the Company’s growth. In order to support the Company in these efforts, Messrs. David Connelly and Hari Panday will not be standing for election as directors at the Meeting. The table below and the notes thereto state the names of the six persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Majority Voting Policy

As part of its ongoing review of corporate governance practices, on November 22, 2011 the Board adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ will tender his or her resignation to the Chairman of the Board promptly following the shareholders’ meeting. The Compensation, Governance and Nominating Committee (“CGN Committee”) of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.

Proxies received in favour of management will be voted FOR the election of the nominees named in the table below, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

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Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald Bubar Ontario, Canada	President and CEO	President and CEO of the Company	February 17, 1995	1,250,000
Alan Ferry (1) (2) Ontario, Canada	Director	Chairman of the Company and Self-employed Businessperson since July 2007	February 24, 2000	175,000
Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada since 2009; prior thereto, the National Chief of the Assembly of First Nations	September 8, 2009	10,000
Brian MacEachen (1) Nova Scotia, Canada	Director	Executive Consultant since July 2012; prior thereto, Executive Vice President of Brigus Gold Corp. (a mining exploration company) since October 2009 and President and CEO of Linear Metals Corporation (a mining exploration company) from January 2008 to April 2012; prior thereto, CFO and Vice-President of Finance of Brigus Gold Corp. and Linear Metals Corporation	November 16, 1998	340,000
Peter McCarter (2) Ontario, Canada	Director	Retired mining executive	November 16, 2007	30,000
Richard Morland Northwest Territories, Canada	Director	Consulting Mining Engineer since July 2010; prior thereto, Vice President, Operations and President and Chief Operating Officer, BHP Billiton Diamonds Inc. (a mining company)	September 1, 2011	5,000

Notes:

* As provided by the respective director as at December 21, 2012

(1)	Member of the Company’s Audit Committee.
(2)	Member of the Company’s CGN Committee.

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Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

As at the date of this Information Circular, the directors and executive officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 2,910,234 common shares, representing approximately 2.8% of the issued and outstanding common shares.

No proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to cease trade orders that were issued in 2003 by the Ontario, British Columbia and Alberta Securities Commissions for failure to file financial statements; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)	since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

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(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

3.	Appointment of Auditors

McCarney Greenwood LLP, Chartered Accountants have been the auditors of the Company since October 14, 2010. Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of McCarney Greenwood LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of McCarney Greenwood LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A.	Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 8

B.	Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The CGN Committee of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan (the “Option Plan”) and any other employee benefits and/or plans and with respect to directors’ compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers. See also Schedule A hereto – Corporate Governance Disclosure.

The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Hari Panday, all of whom are independent.  Each of the members of the GGN Committee has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. This experience relating to executive compensation matters collectively provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is the chairman of the board of directors and/or a member of the committee responsible for compensation matters of Guyana Goldfields Inc., Guyana Precious Metals Inc., Inter-Rock Minerals Inc., and Macusani Yellowcake Inc., all publicly listed mineral exploration or mining companies. Mr. Panday was previously the President and Chief Executive Officer of ICICI Bank Canada and had direct involvement in the development and implementation of compensation policies and practices for employees at all levels, including executive officers.

The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties. With the reduction in the current size of the Board, a vacancy on the CGN Committee will be created, and the Board intends that the CGN Committee will operate with the vacancy pending the recruitment of one or more additional independent directors.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s current principal corporate objective, being the successful development of its Nechalacho rare earth project in the Northwest Territories.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see “Stock Option Plan”). Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet.

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Base salary is the principal component of each executive officer’s overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day roles and responsibilities. The CGN Committee annually reviews the setting of the base salaries and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry. It is important that the Company’s CEO and other members of its senior management team are paid competitive base salaries that are in keeping with that offered by comparable companies within the industry. The CGN Committee also noted that companies operating in the rare earths industry face unique and relatively difficult additional challenges that need to be addressed, particularly in the financing, marketing and metallurgical processing areas, than do other companies in the mining sector, such as gold and base metal companies.

In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to reviewing the peer group data, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price. In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and comparable industry compensation data. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

Annual salary adjustments are made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

The CGN Committee evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the mandate of the Board is that the Company’s policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company and its shareholders.

In particular, the Company’s executive compensation policies incorporate a balanced compensation program design (see “Compensation Objectives and Structure”) and include elements of fixed and variable compensation and short and longer term incentives.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 10

The base salary component of the compensation provided by the Company to its executive officers is set annually. The bonus component of the compensation provided by the Company to its executive officers is discretionary, is currently based on qualitative or subjective measures rather than quantitative benchmarks, and is subject to the prior approval of the CGN Committee. Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award.

The stock option component of the compensation provided by the Company to its executive officers is both “longer term” and “at risk” and, accordingly, is directly linked to the achievement of longer term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed and that there are deferred vesting provisions attached to each option grant (see “Stock Option Plan” below), the incentive for executive officers to take inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is limited.

The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions. Due to the size of the Company, the CGN Committee is able to monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes senior executive compensation. The CGN Committee has not identified any risks arising from the Company’s compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Although the Company has not as yet adopted any specific policies in this regard, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company’s equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings. To date, no such purchases have been disclosed by any director or executive officer of the Company. It is expected that the merits of implementing a policy on the purchase of financial instruments by directors and officers will be considered by the CGN Committee and the Board in 2013.

Base Salary and Bonus

The CGN Committee, in respect of the setting of the CEO’s salary for 2012, compared the CEO compensation of the Company to the most recent CEO compensation data disclosed by a peer group (the “Peer Group”) of Toronto Stock Exchange (“TSX”) listed mining companies selected by the CGN Committee. Each company selected by the CGN Committee to comprise the Peer Group had a market capitalization between $250 million and $650 million as at August 31, 2011 (the Company’s market capitalization at such date being approximately $450 million) and one or more mineral properties in the scoping, pre-feasibility or feasibility study stage or under development. No distinction was made on the basis of the particular commodities that were the focus of any of the Peer Group companies' efforts. The companies comprising the Peer Group consisted of Augusta Resource Corporation, Baja Mining Corp., Carpathian Gold Inc., Exeter Resource Corporation, General Moly, Inc., Keegan Resources Inc., Lucara Diamond Corp., Marengo Mining Limited, Nevada Copper Corp., Northland Resource S.A., Sulliden Gold Corporation Ltd., Torex Gold Resources Inc., and Western Copper and Gold Corporation. Of the Peer Group companies, three had a market capitalization in excess of the then market capitalization of the Company while ten had a lower market capitalization. Five of the thirteen Peer Group companies were also listed on the NYSE MKT exchange, and two of the thirteen Peer Group companies were also listed on stock exchanges other than the TSX and the NYSE MKT exchanges. Given the Company’s growing profile as a significant rare metals entity, the CGN Committee also reviewed comparative CEO remuneration data for other entities involved in the rare metals industry; however, such data wasn’t particularly useful from a comparative point of view given the wide range in the market capitalizations, stages of development, CEO salary levels and jurisdictions of these various entities.

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The CGN Committee and the Board, before the consideration of other factors, initially targets the CEO’s salary compensation to be near the average and/or median CEO salary compensation for the Peer Group companies. The 2010 salaries for the Peer Group CEO’s ranged from approximately $200,000 to approximately $450,000, with the average salary being approximately $345,000 and the median salary being approximately $315,000. The CGN Committee and the Board were also cognizant of the fact that the reported Peer Group salary levels were generally for the 2010 calendar year (and would have been set in late 2009) and hence there is in effect a two year lag when being used in connection with the setting of the 2012 salary for the Company’s CEO. The average of the median and average Peer Group CEO salaries for 2010 plus 5% for two years’ inflation was approximately $365,000. The CGN Committee ultimately recommended and the Board approved a salary of $400,000 for the CEO for 2012.

A discretionary bonus of $35,000 was awarded to Mr. Bubar in November, 2011. The foregoing was principally based on the Company having raised sufficient additional equity capital in 2011 to assure that sufficient funds would be on hand to complete the bankable feasibility study on the Company’s Nechalacho rare earths project and the building of the Company’s management team.

Discretionary bonuses of $35,000 were awarded to each of Messrs. Andersen and Mercer in November, 2011 to recognise their efforts in the discharge of their responsibilities in 2011.

The CGN Committee has recommended, and the Board has approved, that the Company not award discretionary bonuses to any Named Executive Officers of the Company for 2012.

For the 2013 salary year, the CGN Committee has recommended, and the Board has approved, that the base salaries of all Named Executive Officers will remain unchanged, except for the base salary paid to Mr. Wiseman.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares. Participation in the Stock Option Plan also provides a significant incentive to the Participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive. This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options. The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by the Peer Group companies, in determining whether and in what quantity new option grants should be made in any year.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 12

The Company’s current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Chief Operating Officer options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the “target allotments”).

In the past, the Company had typically granted all of an employee’s option allotment at the commencement of the employee’s employment, with such options to vest periodically over the first four years of a five year option term. During 2012, the Company switched to a methodology of annual grants of one fifth of the employee’s target allotment (on a discretionary basis). Accordingly, over the next five years, as the number of options granted under the former methodology are exercised or expire, each employee may have more or less than their target allotment at any given time. Over the next five years, all total of the stock options granted to each employee will gravitate toward the employee’s target allotment.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders but that may result in the termination of the CEO’s employment with the Company.

Stock Option Plan

The Stock Option Plan, approved by shareholders on January 27, 2011, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company’s issued and outstanding common shares. Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

The Company maintains the Stock Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in share value created for the Company’s shareholders.

Incentive options granted under the Stock Option Plan entitle the purchase of shares at a price and for the length of time determined by the Board provided that the price cannot be lower than the market price of the common shares on the TSX on the day prior to or on the day of the grant and the expiry date cannot be more than 10 years after the date of the grant. Further, the policies of the TSX also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants. Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof in equal proportions of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder. Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of the death, disability or retirement, in which case termination occurs 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 13

As at December 27, 2012, 8,820,250 common shares, being 8.5% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

Incentives to Participants under the Stock Option Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a Participant in the Stock Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of common shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of common shares over which he or she could otherwise exercise his or her option. No stock appreciation rights have been granted under the Stock Option Plan to date.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan. Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

C.	Performance Graph

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2007 to August 31, 2012 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. The graph and table assume $100 invested in common shares on August 31, 2007 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Company’s common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any options held by the relevant executives. The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company’s common share price, which typically has in the past been significantly influenced by overall economic, market and industry conditions. Indirectly, however, as the CGN Committee compared the executive compensation of the Company to the executive compensation paid by a peer group of companies having, among other things, comparable market capitalizations, any significant changes in the market capitalization of the Company attributable to changes in its share price affects the make-up of the peer group of companies and larger market capitalization companies typically have more generous executive salary structures.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 14

Comparison of Cumulative Total Return

Month / Year	August 31, 2007	August 31, 2008	August 31, 2009	August 31, 2010	August 31, 2011	August 31, 2012
Avalon Rare Metals Inc.	$100.00	$128.36	$74.63	$152.24	$216.92	87.06
S&P/TSX Composite Total Return Index	$100.00	$103.51	$84.66	$95.43	$104.89	101.12

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 15

D.	Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

					Non-Equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Annual incentive plans		Long-term incentive plans	Pension Value ($)	All other compen- sation ($)		Total compen- sation ($)
Donald Bubar (2)	2012	383,333	Nil	364,194	35,000	(3)	Nil	Nil	1,265	(11)	783,792
President and	2011	335,000	Nil	1,782,570	100,000	(4)	Nil	Nil	Nil		2,217,570
CEO	2010	280,000	Nil	Nil	Nil		Nil	Nil	Nil		280,000
James Andersen	2012	250,000	Nil	Nil	35,000	(3)	Nil	Nil	873	(11)	285,873
CFO and VP,	2011	140,000	Nil	1,026,940	25,000	(5)	Nil	Nil	Nil		1,191,940
Finance	2010	100,000	Nil	Nil	Nil		Nil	Nil	Nil		100,000
David	2012	58,333	Nil	420,923	Nil		Nil	Nil	Nil		479,256
Marsh (6)	2011	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
Senior VP, Metallurgy	2010	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
William Mercer	2012	234,048	Nil	357,593	35,000	(3)	Nil	Nil	873	(11)	627,513
VP, Exploration	2011	146,667	Nil	Nil	25,000	(7)	Nil	Nil	56,250	(8)	227,917
	2010	Nil	Nil	Nil	50,000	(9)	Nil	Nil	180,923	(8)	230,923
Mark Wiseman(10)	2012	151,558	Nil	465,994	Nil		Nil	Nil	873	(11)	618,425
VP, Sustainability	2011	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
	2010	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A

Notes:

(1)	These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(2)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 16

(3)	The Company paid each Messrs. Bubar, Andersen and Mercer a bonus of $35,000 in December 2011 each in recognition of their performances in 2011.

(4)	In 2010, the Company paid Mr. Bubar a bonus of $40,000 in recognition of his performance as well as a bonus of $60,000 related to the Company’s share price performance in 2010.

(5)	The Company paid Mr. Andersen a bonus of $25,000 in December 2010 in recognition of his performance in 2010.

(6)	Mr. Marsh was appointed as Senior Vice-President, Metallurgy on August 1, 2012.

(7)	The Company paid Bill Mercer Geological Consulting Ltd. a bonus of $25,000 in December 2010 in recognition of Mr. Mercer’s performance in 2010.

(8)	Paid or accrued to Bill Mercer Geological Consulting Ltd. for mineral exploration consulting services pursuant to a consulting agreement dated May 1, 2007 with the Company. This consulting agreement was concluded on December 31, 2010.

(9)	The Company paid Bill Mercer Geological Consulting Ltd. a bonus of $50,000 in December 2009 in recognition of Mr. Mercer’s performance in 2009.

(10)	Mr. Wiseman was appointed as Vice-President, Sustainability of the Company on November 7, 2011.

(11)	Medical expenses paid by the Company on behalf of the respective Named Executive Officer.

E.	Employment Contracts

Bubar Employment Agreement

The Company employs Donald Bubar as the Company’s President and CEO pursuant to an employment agreement effective as of January 1, 2011 (the “Bubar Agreement”). The Bubar Agreement is for an indefinite term and can be terminated by either party. If the Bubar Agreement is terminated by Mr. Bubar, Mr. Bubar must provide at least 30 days notice and Mr. Bubar is entitled to be paid the then current salary under the Bubar Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Bubar will terminate. If the Bubar Agreement is terminated by the Company without cause, the Company will pay to Mr. Bubar a lump sum payment equal to three months of salary plus two months of salary for every full or partial year of employment, recognizing that Mr. Bubar’s employment began on March 1, 1995, to a maximum of 36 months. In the event of a change of control of the Company (as defined in the Bubar Agreement), and, if within one year of the change of control, Mr. Bubar’s employment with the Company is terminated by the Company or Mr. Bubar elects to terminate the Bubar Agreement, the Company will be obligated to pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Andersen Employment Agreement

The Company employs James Andersen as the Company’s Vice-President, Finance and CFO pursuant to an employment agreement effective January 1, 2011 (the “Andersen Agreement”). The Andersen Agreement is for an indefinite term and can be terminated by either party. If the Andersen Agreement is terminated by Mr. Andersen, Mr. Andersen must provide at least 30 days notice and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate. If the Andersen Agreement is terminated by the Company without cause, the Company will pay to Mr. Andersen a lump sum payment equal to three months of salary plus two month of salary for every full or partial year of employment, recognizing that Mr. Andersen’s employment began on June 11, 2001, to a maximum of 36 months. In the event of a change of control of the Company (as defined by the Andersen Agreement) and if within one year of the change of control, Mr. Andersen’s employment with the Company is terminated or in the event Mr. Bubar’s employment with the Company is terminated, Mr. Andersen can elect to terminate the Andersen Agreement and the Company will be obligated to pay to Mr. Andersen a lump sum in cash equal to 12 months of salary plus an additional two month’s salary for every full or partial year of employment, recognizing that Mr. Andersen’s employment began on June 11, 2001, to a maximum of three times his annual base salary amount in effect at the time.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 17

Marsh Employment Agreement

The Company employs David Marsh as the Company’s Senior Vice-President, Metallurgy pursuant to an employment agreement effective August 1, 2012 (the “Marsh Agreement”). The Marsh Agreement is for an indefinite term and can be terminated by either party. If the Marsh Agreement is terminated by Mr. Marsh, Mr. Marsh must provide at least 30 days notice and Mr. Marsh is entitled to be paid the then current salary under the Marsh Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Marsh will terminate. If the Marsh Agreement is terminated by the Company without cause, the Company will pay to Mr. Marsh a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Marsh’s employment began on August 1, 2012, to a maximum of 12 months. In the event of a change of control of the Company (as defined in the Marsh Agreement) and if within one year of the change of control, Mr. Marsh’s employment with the Company is terminated by the Company, the Company will pay to Mr. Marsh a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Marsh’s employment began on August 1, 2012, to a maximum of 24 months.

Mercer Employment Agreement

The Company employs William Mercer as the Company’s Vice-President, Exploration pursuant to an employment agreement effective January 1, 2011 (the “Mercer Agreement”). The Mercer Agreement is for an indefinite term and can be terminated by either party. If the Mercer Agreement is terminated by Mr. Mercer, Mr. Mercer must provide at least 30 days notice and Mr. Mercer is entitled to be paid the then current salary under the Mercer Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Mercer will terminate. If the Mercer Agreement is terminated by the Company without cause, the Company will pay to Mr. Mercer a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Mercer’s employment began on January 1, 2011, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Mercer Agreement) and if within one year of the change of control, Mr. Mercer’s employment with the Company is terminated by the Company, the Company will pay to Mr. Mercer a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Mercer’s employment began on January 1, 2011, to a maximum of 24 months.

Wiseman Employment Agreement

The Company employs Mark Wiseman as the Company’s Vice-President, Sustainability pursuant to an employment agreement effective November 7, 2011 (the “Wiseman Agreement”). The Wiseman Agreement is for an indefinite term and can be terminated by either party. If the Wiseman Agreement is terminated by Mr. Wiseman, Mr. Wiseman must provide at least 30 days notice and Mr. Wiseman is entitled to be paid the then current salary under the Wiseman Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Wiseman will terminate. If the Wiseman Agreement is terminated by the Company without cause, the Company will pay to Mr. Wiseman a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of service, recognizing that Mr. Wiseman’s employment began on November 7, 2011, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Wiseman Agreement) and if within one year of the change of control, Mr. Wiseman’s employment with the Company is terminated by the Company, the Company will pay to Mr. Wiseman a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Wiseman’s employment began on November 7, 2011, to a maximum of 24 months.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 18

Severance Payments

If a severance payment triggering event had occurred on August 31, 2012, the severance payments that would be contractually payable to each of the Named Executive Officers would be approximately as follows:

Name	Termination after a "change of control" of the Company ($)
Donald Bubar	1,200,000
R. James Andersen	900,000
David Marsh	379,167
William Mercer	291,667
Mark Wiseman	200,417
Total	2,971,250

F.	Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2012. The closing price of the Company’s shares on the TSX on August 31, 2012 was $1.75.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 19

Name	Option-Based Awards					Share-Based Awards
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Donald Bubar	175,000	(1)	1.20	April 21, 2013	96,250	Nil	Nil	Nil
	175,000	(1)	0.75	February 13, 2014	175,000
	100,000	(1)	1.41	June 2, 2014	34,000
	300,000	(2)	8.62	April 27, 2016	Nil
	250,000	(2)	2.62	November 28, 2016	Nil
R. James Andersen	75,000	(1)	1.20	April 21, 2013	41,250	Nil	Nil	Nil
	75,000	(1)	0.75	February 13, 2014	75,000
	100,000	(1)	1.41	June 2, 2014	34,000
	150,000	(2)	4.07	December 21, 2015	Nil
	200,000	(2)	4.47	August 31, 2016	Nil
David Marsh	400,000	(1)	1.54	July 1, 2017	84,000	Nil	Nil	Nil
William Mercer	400,000	(2)	1.59	June 20, 2017	64,000	Nil	Nil	Nil
Mark Wiseman	200,000	(1)	3.28	November 7, 2016	Nil	Nil	Nil	Nil

Notes:

(1)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(2)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(3)	The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2012, being $1.75, less the option exercise price.

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2012:

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 20

Name	Option-Based Awards- Value vested during the year ($) (1)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Donald Bubar	183,688	Nil	Nil
R. James Andersen	67,938	Nil	Nil
David Marsh	Nil	Nil	Nil
William Mercer	22,000	Nil	Nil
Mark Wiseman	Nil	Nil	Nil

Note:

(1)	The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

G.	Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H.	Termination and Change of Control Benefits

Except as set forth above under “Employment Contracts”, the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

I.	Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2012:

Name(1)	Fees earned ($)	Option-based awards (2) ($)	All other compensation ($)	Total compensation ($)
David Connelly	32,833	92,684	Nil	125,517
Alan Ferry	41,733	143,890	Nil	185,623
Phil Fontaine	30,033	92,684	Nil	122,717
Brian MacEachen	39,333	92,684	Nil	132,017
Peter McCarter	35,133	92,684	Nil	127,817
Richard Morland	38,333	596,094	Nil	634,427
Hari Panday	35,733	92,684	Nil	128,417

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 21

Name(1)	Fees earned ($)	Option-based awards (2) ($)	All other compensation ($)	Total compensation ($)

Notes:

(1) This director compensation table does not include information for Donald S. Bubar who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2012 has been reflected in the Named Executive Officer summary compensation table. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) These amounts represent the “grant date fair value” of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

Compensation of Directors

Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $24,000 plus a fee of $800 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $6,000 is paid to each of the Chairman of the Board and the Chairman of any other permanent committee of the Board. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors’ and committee meetings. The director’s compensation levels were increased for 2012 to be more in line with those of the Peer Group companies.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. The level of options granted to each director increased from 175,000 to 225,000 during the year ended August 31, 2012. An aggregate of 575,000 options were granted to the directors during the year ended August 31, 2012, of which 175,000 options were granted to Mr. Morland upon his appointment as a director of the Company, 50,000 options were granted to Mr. Ferry to replenish 50,000 expired options, and 50,000 options were granted to all of the directors with the exception of Mr. Bubar (to increase the current level of options granted to each of these six directors to 225,000).

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 22

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $40,000,000 per claim and $40,000,000 per policy period, subject to a deductible of $100,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2013. The premium paid by the Company in respect of said insurance in fiscal 2012 was $199,191.

Option-Based and Share-Based Awards to Directors

The table below sets out for each non-officer director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2012. The closing price of the Company’s shares on the TSX on August 31, 2012 was $1.75.

Name	Option-Based Awards					Share-Based Awards
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(6) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
David Connelly	175,000	(1)	2.25	May 26, 2015	Nil	Nil	Nil	Nil
	50,000	(3)	3.43	December 1, 2016	Nil
Alan Ferry	50,000	(1)	1.20	April 21, 2013	27,500	Nil	Nil	Nil
	50,000	(1)	0.75	February 13, 2014	50,000
	75,000	(1)	1.54	July 14, 2014	15,750
	50,000	(2)	3.43	December 1, 2016	Nil
	50,000	(2)	1.99	August 27, 2017	Nil
Phil Fontaine	131,250	(1)	2.80	September 4, 2014	Nil	Nil	Nil	Nil
	50,000	(4)	3.43	December 1, 2016	Nil
Brian MacEachen	50,000	(1)	1.20	April 21, 2013	27,500	Nil	Nil	Nil
	50,000	(1)	0.75	February 13, 2014	50,000
	75,000	(1)	1.54	July 14, 2014	15,750
	50,000	(2)	3.43	December 1, 2016	Nil
Peter McCarter	175,000	(1)	1.82	November 27, 2012	Nil	Nil	Nil	Nil
	50,000	(2)	3.43	December 1, 2016	Nil
Hari Panday	175,000	(1)	2.52	April 1, 2015	Nil	Nil	Nil	Nil
	50,000	(5)	3.43	December 1, 2016	Nil

Notes:

(1)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(2)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(3)	These options vest as to 25% thereof on the date of grant and 25% on each of May 26, 2012, 2013 and 2014 and have a term of five years.

(4)	These options vest as to 50% thereof on the date of grant and 25% on each of September 4, 2012 and 2013 and have a term of five years.

(5)	These options vest as to 25% thereof on the date of grant and 25% on each of April 1, 2012, 2013 and 2014 and have a term of five years.
Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 23

(6)	The value of the in-the-money options currently held by each director is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2012, being $1.75, less the option exercise price.

Value Vested or Earned During the Year

The following table sets forth, for each non-officer director, the value of all incentive plan awards vested or earned during the year ended August 31, 2012:

Name	Option-Based Awards- Value vested during the year ($)(1)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
David Connelly	Nil	Nil	Nil
Alan Ferry	44,125	Nil	Nil
Phil Fontaine	60,375	Nil	Nil
Brian MacEachen	44,125	Nil	Nil
Peter McCarter	35,000	Nil	Nil
Richard Morland	Nil	Nil	Nil
Hari Panday	20,563	Nil	Nil

Note:

(1)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2012 with respect to common shares issuable by the Company pursuant to the Stock Option Plan, which is the only equity compensation plan of the Company:

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 24

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted- average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders (1)	8,000,250	3.21	2,361,948
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,000,250	3.21	2,361,948

Note:

(1)	The Stock Option Plan has 2,361,948 options available for issuance which, when added to the 8,000,250 outstanding options, is equal to 10% of the Company’s issued capital as at August 31, 2012.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE DIRECTORS

There was no indebtedness of any director, officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended August 31, 2012.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no person or company by whom, on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 25

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Schedule A attached hereto sets forth the corporate governance practices of the Company, relative to Form 58-101F1 Disclosure.

additional information

Additional information relating to the Company can be found at www.sedar.com and on the Company’s website at www.avalonraremetals.com. Financial information is provided in the Company’s comparative financial statements and related Managements’ Discussion and Analysis for the financial year ended August 31, 2012.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, ON Phone: (416) 364-4938, Fax: (416) 364-5162:

(a)	the comparative financial statements of the Company for the financial year ended August 31, 2012 together with the accompanying report of the auditors thereon and related Management’s Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2012 and related Management’s Discussion and Analysis; and

(b)	this Information Circular.

Approval

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 28th day of December, 2012.

By ORDER of the Board of Directors

Donald S. Bubar
President and Chief Executive Officer

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 26

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 – Disclosure of Corporate Governance Practices, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.

•     Alan Ferry

•     Phil Fontaine

•     Brian MacEachen

•     Peter McCarter

•     Richard Morland

•     Hari Panday

For more information about each director, please refer to the section entitled “Election of Directors” of this Information Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Donald S. Bubar, the President and Chief Executive Officer of the Company, is considered not independent by virtue of his position with the Company.

David Connelly, a director of the Company, is considered not independent by virtue of his earning consulting fees in excess of $75,000 in one of the past three years. Since becoming a director, Mr. Connelly is no longer a consultant to the Company.

Disclose whether or not a majority of directors are independent.	The Board is currently composed of eight directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that six of the directors are independent.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 27

Disclosure Requirements	Comments
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•     Donald Bubar – Not applicable

•     David Connelly – Not applicable

•     Alan Ferry – Guyana Goldfields Inc., Guyana Precious Metals Inc., Inter-Rock Minerals Inc., and Macusani Yellowcake Inc.

•     Phil Fontaine – Chieftain Metals Inc.

•     Brian MacEachen – Cangold Limited and
          Stockport Exploration Inc.

•     Peter McCarter – Thundermin Resources Inc.

•     Richard Morland – Not applicable

•     Hari Panday – Not applicable

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	The Board meets without management present (and therefore without the presence of non-independent directors) at the end of Board meetings under the chairmanship of Alan Ferry. In the financial year ended August 31, 2012, six such in camera meetings were held.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.

Alan Ferry is the Chairman of the Board and is an independent director.

The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively. The Chairman acts as a liaison between the Board and the President and Chief Executive Officer and chairs Board meetings.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 28

Disclosure Requirements	Comments
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The Board held nine meetings in the financial year ended August 31, 2012 with the attendance record of each director as follows:

•     Alan Ferry – 9/9 board meetings

•     Donald Bubar – 9/9 board meetings

•     David Connelly – 8/9 board meeting

•     Phil Fontaine – 9/9 board meetings

•     Brian MacEachen – 9/9 board meetings

•     Peter McCarter – 8/9 board meetings

•     Richard Morland – 9/9 board meetings

•     Hari Panday – 9/9 board meetings

Disclose the text of the board’s written mandate.	Please refer to Appendix “A” following this section.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

•     Chair of the Board;

•     Chair of the Audit Committee; and

•     Chair of the GGN Committee

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 29

Disclosure Requirements	Comments

Briefly describe what measure the board takes to orient new directors regarding:

(i)    the role of the board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

The Company held an orientation program for new directors on March 2, 2012 and on that date a manual enclosing copies of all corporate policies and mandates was distributed to all directors. In addition, the Board as a whole and the Company informally provide such orientation and education as required. The Board has had significant input into the Company’s strategic plan, which has resulted in a significant increase in the level of education provided to the Board. In light of the Company’s size and scope of operations, the Board believes this approach is practical and effective.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	There is currently no formal continuing education program in place. Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and directors are entitled, at the Company’s expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 30

Disclosure Requirements	Comments

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code,

(ii)   describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Conduct.

(i)    the Company’s Code of Conduct referred to above can be viewed on the Company’s website at www.avalonraremetals.com or a copy may be obtained by written request to the Company’s Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario M5H 3P5.

(ii)   the Board monitors compliance with its Code of Conduct by requiring that each director, officer and employee annually affirm, in writing, that he/she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii)   none.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 31

Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code of Conduct, the Board of Directors has also adopted a Safety and Environmental Policy (“S&EP”) which recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development.

The S&EP provides that the Company will maintain high environmental standards limited only by technical and economic feasibility and that the Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, de-commissioning, and reclamation. The purpose of the S&EP is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments. The Company ensures that employees are educated in environmental matters and responsibilities relating to their assigned tasks and the Company works pro-actively with government and the public to define environmental priorities and participates where appropriate in the development of responsible laws for the protection of the environment. And finally, the Company has made the commitment to allocate sufficient resources to meet the Company’s safety and environmental goals which commitment includes an annual assessment of the projected costs of de-commissioning and reclamation to ensure that there will be sufficient cash reserves to pay for these costs upon project closure.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 32

Disclosure Requirements	Comments
Describe the process by which the board identifies new candidates for board nomination.

The CGN Committee of the Board is responsible for recommending candidates for nomination to the Board, and governing the desirable characteristics for directors. In making such recommendations, the CGN Committee considers:

(a)   the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(b)   the competencies and skills that the Board considers each existing director to possess; and

(c)   the competencies and skills each new nominee will bring to the boardroom.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The CGN Committee of the Board is composed of three directors, all of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The CGN Committee is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 33

Disclosure Requirements	Comments
Describe the process by which the board determines compensation for the issuer’s directors and officers.

The CGN Committee of the Board is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the Board with respect thereto. See also “Compensation Discussion and Analysis” of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent~~.~~
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the committees of the Board in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 34

Disclosure Requirements	Comments
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The governance responsibilities in the CGN Committee’s mandate include:

•     to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company’s particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines.

•     to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company’s information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements.

•     to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and

•     to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

There is currently no formal assessment procedure in place.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Board effectiveness is assessed by the Board as a whole, considering the operation of the committees of the Board, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board believes that this information assessment has permitted the Board to operate effectively.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 35

Disclosure Requirements	Comments
The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.	The Board has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and Panday). A copy of the Audit Committee Charter can be found on the Company’s website.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 36

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

OF AVALON RARE METALS INC.

The Board of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

(i)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communication policy for the Company;

(vi)	the integrity of the Company’s internal control and management information systems; and

(vii)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Approved by the board of directors the 18th day of July, 2006.

Avalon Rare Metals Inc. Information Circular as of and dated December 28, 2012	Page 37

Management’s Discussion and Analysis
For the year ended August 31, 2012

Management’s Discussion and Analysis of Financial Statements
for the year ended August 31, 2012

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the year ended August 31, 2012 (the “Year”). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto.

Effective September 1, 2011, the Company adopted accounting principles used under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using a transition date of September 1, 2010 to accommodate comparative periods. For reporting periods ended prior to September 1, 2011, the Company had prepared and filed its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Detailed reconciliations of 2011 figures previously prepared in accordance with Canadian GAAP to IFRS are provided in Note 17 to the consolidated financial statements for the years ended August 31, 2012 and 2011.

The Company’s fiscal 2011 comparative information included in this MDA has been prepared in accordance with IFRS. The Company’s fiscal 2010 comparative information included in this MDA has not been restated. Unless otherwise noted, all currency amounts included in this MDA are stated in Canadian dollars.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s annual information form for the Year, and:

•	uncertainties involved in the estimation or realization of mineral resources;
•	uncertainties as to the recovery rates and production costs of the rare metals and other minerals;
•	uncertainties as to the timing and amount of estimated future production;
•	uncertainties as to the requirements for additional capital;
•	uncertainties as to fluctuation of future prices of rare metals and minerals;
•	uncertainties as to fluctuation of market demand for rare metals and minerals;
•	uncertainties as to the reliability of plant operations at production scale;
•	uncertainties as to fluctuation of energy costs;
•	uncertainties as to the risks of the mining industry; and

Avalon Rare Metals Inc.

Management’s Discussion and Analysis
For the year ended August 31, 2012

•	uncertainties as to the possible delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities.

Most of these factors are beyond Avalon’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of November 19, 2012.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT (formerly “NYSE Amex”) in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal; tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its seven mineral resource properties. The Thor Lake rare metals project (“Thor Lake” or the “Project”) is the Company’s most advanced project and the Company’s only material property at this time. Completion of a feasibility study (“FS”) on this Project by the second quarter of calendar 2013 is the Company’s top priority and primary present focus.

Avalon has adopted the E3 Plus Principles of Responsible Exploration of the Prospectors and Developers Association of Canada (“PDAC”) and the Mining Association of Canada’s principles of Towards Sustainable Mining (“TSM”) as policies of the Company. Avalon is making a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal groups. Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project. In April, 2012, Avalon released its inaugural Sustainability Report entitled “Journey to a Sustainable Future”, which follows the principles of TSM and the Global Reporting Initiative guidelines.

Avalon Rare Metals Inc.	Page 2 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the REE where China provides approximately 95% of the world’s primary supply. Policy directives announced by the Chinese government are dictating reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company. The financial data for fiscal 2011 has been adjusted to comply with IFRS. For a reconciliation to pre-transition Canadian GAAP, see Note 17 of the notes to the Company’s consolidated financial statements for the Year.

For the Years Ending August 31,	2012(1)	2011(1)	2010(2)
	$	$	$
Net revenues	1,105,731	605,142	80,557
Loss before discontinued operations and extraordinary items	11,152,194	8,709,760	4,099,300
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.11	0.09	0.05
Net loss	11,152,194	8,709,760	4,099,300
Net loss, per share basic and fully diluted	0.11	0.09	0.05
Total assets	124,081,323	123,815,949	41,526,715
Total long term liabilities	103,600	-	-
Cash dividends	-	-	-

(1)	Prepared in accordance with IFRS
(2)	Prepared in accordance with Canadian GAAP prior to transition to IFRS

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the Year totalled $32,646,542, an 84% increase over the level of expenditures for the year ended August 31, 2011 ($17,758,301). Of these expenditures, 96% were incurred on Thor Lake, 3% on the Company’s Spor Mountain project and 1% on the Company’s Separation Rapids Lithium-Tantalum Project. The increase was primarily caused by increased expenditures on metallurgy and feasibility studies at Thor Lake.

Avalon Rare Metals Inc.	Page 3 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Resource property expenditures for the three months ended August 31, 2012 ( the “Quarter”) totalled $12,510,068, a 154% increase over the level of expenditures in the comparable period of the previous fiscal year ($4,924,416). Of these expenditures, 96% were incurred on Thor Lake and 4% on the Company’s other rare metals projects. The increased expenditures on Thor Lake account for 96% of the increase, and the expenditures at Spor Mountain account for the balance of the increase. The increased expenditures on Thor Lake were related to expanded work programs mainly in the areas of metallurgy and feasibility studies.

No properties were abandoned during the year ended August 31, 2012 and no impairment loss was recognized.

Thor Lake

Thor Lake is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. The Company bought out the 3.0% royalty for a cash payment of $2.0 million during the Quarter. Avalon has the contractual right to buy out the remaining 2.5% royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until that royalty is also bought out.

Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”).

Expenditures during the Year totalled $31,206,222. Of this, approximately 34% was spent on drilling and geological work in support of the drilling program, 29% on metallurgical studies, 25% on pre-feasibility and feasibility studies, 3% on environmental studies and permitting work, with the balance funding community consultation work, the NSR royalty purchase and annual lease payments.

Expenditures during the Quarter totalled $11,964,570. Of this, approximately 19% was spent on drilling and geological work in support of the drilling program, 32% on metallurgical studies, 28% on feasibility studies, 18% on the NSR royalty purchase, with the balance funding community consultation work, environmental studies and permitting work.

Mineral Resource Update

The updated mineral resource estimates as described below were prepared by Benjamin Webb, Senior Resource Geologist of Avalon, under the supervision of the Company’s Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT). The audit was completed by Tudorel Ciuculescu, P. Geo., Senior Geologist, RPA. Drilling operations are being performed by a third party drilling company under the supervision of a consulting Professional Geologist. William Mercer is also providing overall direction on the project and monitors the QA/QC on the laboratory analyses.

Avalon Rare Metals Inc.	Page 4 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

From July, 2007 to October, 2012 Avalon completed 106,588 metres of drilling in 490 holes on the Nechalacho Deposit. The recent drilling programs have focused on three main objectives:

•	Detailed definition of the resources within the previously estimated Indicated Mineral Resources, bringing them to Measured Mineral Resources category, and to refine the mine plan;
•	Provision of a 40 tonne bulk sample for metallurgical testing, which was largely dependent on recovery of large diameter PQ core along with additional potential bulk sample ore; and
•	Geotechnical drilling of the planned ramp route, underground crusher location, tailings area and surface infrastructure locations.

All three objectives have been accomplished.

The summer drill campaign began in early July with one HQ core drill focused on the southern margin of the deposit in the Long Lake area, where some of the highest grade resources in the Nechalacho Deposit are situated. The main objective of this program was to bring these higher grade resources (where the first mining stopes are planned) into the Measured category. The Company drilled 39 HQ holes totaling 10,625 metres over a 3 month period using just one drill, a much higher production rate than anticipated. Many of the assay results from this program are still pending.

A resource estimate prepared by Roscoe Postle Associates Inc. (“RPA”), which included results of drilling to November 2011, was completed and disclosed in July 2012. The resource estimate was highlighted by the initial definition of mineral resources in the deposit at the key Measured level of confidence.

An updated resource estimate, which includes results of drilling through August 2012, was completed subsequent to the end of the Year. The estimate was prepared by Avalon geologists and audited by RPA. This most recent updated resource estimate is highlighted by the definition of additional Measured Mineral Resources in the area targeted for the early years of mining.

Measured Mineral Resources are now estimated at 10.88 million tonnes grading 1.67% TREO and 22.91% HREO/TREO using the base case US$320/tonne Net Metal Return (“NMR”) cut-off for the key Basal Zone part of the deposit (Table 1). Furthermore, within the Measured Resources, there is an estimated 6.75 million tonnes at the US$600 NMR cut-off grading 1.98% TREO and 24.76% HREO/TREO demonstrating that the Measured Mineral Resources are robust at higher cut-off grades (Table 3).

The updated resource estimate has resulted in a slight decrease in the total Indicated Mineral Resources in the Basal Zone to 54.95 million tonnes grading 1.54% TREO with 21.63% TREO/TREO at the US$320 NMR base case cut-off per tonne of ore (Table 1). The total Measured and Indicated Mineral Resources for the Basal Zone of 65.83 million tonnes of 1.57% TREO and 21.86% HREO/TREO can be compared with the Basal Zone Measured and Indicated Resources of 72.66 million tonnes grading 1.53% TREO with 21.5% HREO/TREO reported previously in the news release dated July 10, 2012. Grades for individual rare earth element oxides are listed in Table 2. The slight decrease in Measured and Indicated Resources is largely due to the use of a higher NMR cut-off grade of US$320 per tonne compared with the previous NMR cut-off of Cdn$260 per tonne of ore.

The resource estimation procedure employed by Avalon was similar to that of the NI 43-101 compliant resource disclosed in the Company’s News Release dated July 10, 2012. The base case cut-off grade was unchanged, and the composite methodology, estimation method (Inverse Distance Squared), block size, domains and estimation parameters were similar. Metal price assumptions were updated to match those used for the updated prefeasibility study (“PFS”) (as detailed in the Company’s News Release dated July 7, 2011).

Avalon Rare Metals Inc.	Page 5 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

The Mining Reserve utilized for the PFS has not yet been updated to reflect these new Mineral Resource estimates. The Mining Reserve will be updated once all the additional data from the 2012 winter and summer drilling programs are incorporated into the block model. The 2011 Prefeasibility Study was based on a CIM-compliant Probable Mineral Reserve estimate of 14.5 million tonnes of 1.53% TREO. In the meantime, mine design work continues based on the most recent Mineral Resource estimates. At the planned mining rate of 2,000 tonnes per day, there are now sufficient Measured and Indicated Resources defined in the Basal Zone to support a mine life in excess of 20 years.

Table 1: Nechalacho Deposit Mineral Resources at the Base Case US$320/tonne NMR Cut-Off

Category	Zone	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	10.88	1.67	0.38	22.91	3.13	0.41	0.04
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	1.67	0.38	22.91	3.13	0.41	0.04
Indicated	Basal	54.95	1.54	0.33	21.63	3.01	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Indicated		110.56	1.48	0.24	16.08	2.46	0.34	0.03
Measured and Indicated	Basal	65.83	1.57	0.34	21.86	3.03	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Measured and Indicated		121.44	1.50	0.25	16.77	2.52	0.34	0.03
Inferred	Basal	59.89	1.28	0.25	19.59	2.70	0.36	0.03
	Upper	122.12	1.28	0.13	9.77	2.21	0.32	0.02
Total Inferred		182.01	1.28	0.17	13.01	2.37	0.33	0.02

Notes:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT) VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$38/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. This average price is based on the individual price set used in the RPA Technical Report, except for three changes applicable to individual oxides reflecting present and projected 2016 markets:
a.	La2O3, Ce2O3 and Sm2O3 reduced 50% to US$8.75, US$6.23 and US$6.75 per kg respectively.
b.	Remaining rare earth prices are unchanged at Pr2O3 at US$75.20, Nd2O3 at US$76.78, Eu2O3 at US$1,392.57, Gd2O3 at US$54.99, Tb2O3 at US$1,055.70, Dy2O3 at US$688.08, Ho2(CO3)3 at US$66.35, Er2O3 at US$48.92, Lu2O3 at US$522.83, Y2O3 at US$67.25/kg
6)	An exchange rate of US$1.00 = Cdn$1.05 was used.
7)	A cut-off NMR value of US$320 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
9)	See Table 2 for individual rare earth oxide details; See Table 3 for tonnes and TREO grades at higher NMR cut-off values.

Avalon Rare Metals Inc.	Page 6 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Table 2: Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at the Base Case US$320/tonne NMR Cut-Off

Category	Zone	Tonnes	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	10.88	0.263	0.589	0.074	0.293	0.065	0.0081	0.059	0.0091	0.047	0.008	0.022	0.003	0.017	0.002	0.206
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	0.263	0.589	0.074	0.293	0.065	0.0081	0.059	0.0091	0.047	0.008	0.022	0.003	0.017	0.002	0.206
Indicated	Basal	54.95	0.251	0.557	0.070	0.274	0.059	0.0073	0.053	0.0080	0.041	0.007	0.018	0.002	0.014	0.002	0.181
	Upper	55.61	0.268	0.594	0.073	0.284	0.054	0.0058	0.039	0.0042	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Indicated		110.56	0.259	0.576	0.071	0.279	0.057	0.0065	0.046	0.0061	0.029	0.005	0.012	0.002	0.009	0.001	0.123
Measured and Indicated	Basal	65.83	0.253	0.562	0.070	0.277	0.060	0.0074	0.054	0.0082	0.042	0.007	0.019	0.002	0.015	0.002	0.185
	Upper	55.61	0.268	0.594	0.073	0.284	0.054	0.0058	0.039	0.0042	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Measured and Indicated		121.44	0.260	0.577	0.072	0.281	0.057	0.0067	0.047	0.0063	0.030	0.005	0.013	0.002	0.010	0.001	0.130
Inferred	Basal	59.89	0.210	0.474	0.061	0.239	0.049	0.0060	0.044	0.0063	0.031	0.006	0.013	0.002	0.011	0.002	0.132
	Upper	122.12	0.231	0.553	0.066	0.258	0.047	0.0051	0.034	0.0035	0.014	0.002	0.005	0.001	0.004	0.001	0.057
Total Inferred		182.01	0.225	0.527	0.064	0.252	0.047	0.0054	0.037	0.0044	0.020	0.003	0.007	0.001	0.006	0.001	0.081

Avalon Rare Metals Inc.	Page 7 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Table 3: Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value with the Base Case $320/tonne NMR Cut-Off .

Zone	NMR Cut-Off	Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5
	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥320	10.88	1.67	0.38	22.91	3.13	0.41	0.04
Basal	≥600	6.75	1.98	0.49	24.76	3.79	0.48	0.05
Basal	≥800	4.00	2.23	0.59	26.51	4.31	0.54	0.06
Basal	≥1000	1.99	2.52	0.70	27.67	4.90	0.61	0.06
Indicated
Basal	≥320	54.95	1.54	0.33	21.63	3.01	0.40	0.04
Basal	≥600	30.03	1.88	0.45	23.88	3.66	0.47	0.05
Basal	≥800	14.57	2.18	0.56	25.57	4.21	0.53	0.06
Basal	≥1000	5.72	2.52	0.67	26.58	4.79	0.60	0.06
Measured and Indicated
Basal	≥320	65.83	1.57	0.34	21.86	3.03	0.40	0.04
Basal	≥600	36.78	1.90	0.46	24.05	3.68	0.47	0.05
Basal	≥800	18.57	2.19	0.57	25.78	4.23	0.53	0.06
Basal	≥1000	7.71	2.52	0.68	26.86	4.82	0.60	0.06
Inferred
Basal	≥320	59.89	1.28	0.25	19.59	2.70	0.36	0.03
Basal	≥600	18.68	1.69	0.37	22.14	3.33	0.45	0.04
Basal	≥800	4.75	2.03	0.51	25.28	3.88	0.51	0.05
Basal	≥1000	1.10	2.47	0.63	25.44	4.24	0.56	0.06

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Potential strategic partners and technology partners are seeking off-take agreements in return for their investment.

Avalon has now entered into non-binding memorandums of understanding (“MOUs”) with five industrial companies seeking to participate in the Project by investing and/or providing technical expertise in exchange for obtaining off-take rights. MOUs are commonly used to initiate a formal due diligence process and frame the discussions between the parties. However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed.

Since June 1, 2012 Avalon has continued to develop relationships, has advanced negotiations with existing contacts, and initiated new discussions with several new potential partners. One new non-binding MOU was signed with a potential Chinese partner to bring the current total to five. Active discussions continue with four of the five companies that have signed MOU’s.

Avalon Rare Metals Inc.	Page 8 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

REE supply shortages both outside and inside China have caused prices to increase over the past few years, with a spectacular increase occurring in 2010-11. Although many REE prices have fallen over the past year, they still remain well above their historical levels, reflecting increased production costs inside China as the government seeks to modernize the industry. The Company’s price forecasts used for estimating potential future revenues remain unchanged from those disclosed in July, 2011, until recently when it updated downwards the prices for 3 elements (Ce2O3 to US$ 6.23/kg, La2O3 to US$ 8.75/kg and Sm2O3 to US$ 6.75/kg) and these updated prices have been used in the updated resource estimate as disclosed above under Mineral Resource Update. Other prices remained unchanged as the Company’s forecasts had already built in an anticipated decline in certain REE prices from their recent historical highs.

Nechalacho Project Feasibility Study Progress

Avalon continues its development of the FS, which is currently targeted for completion of this report by the second quarter of calendar 2013. The technical information on the progress on the FS has been reviewed and approved by the Company’s Senior Vice President, Metallurgy, Mr. David Marsh. The following elements outline progress to date:

•	Environmental Baseline work is completed at Nechalacho and Pine Point;
•	Nechalacho Underground Mine plan and development schedule complete utilizing updated resource model;
•	FS work for the Nechalacho Flotation Plant is nearly completed;
•	FS work for the Nechalacho Tailings Facility is complete;
•	FS work for the Nechalacho Paste Backfill Plant is complete;
•	Nechalacho Capex and Opex is nearly completed;
•	Design criteria is finalized for the Pine Point (Hydrometallurgical (Acid Bake)) plant and incorporation of revised data into the FS has begun;
•	FS work on the Separation Plant and supporting infrastructure proposed for Geismar, Louisiana is advancing steadily;
•	Preliminary Capex and Opex estimates are being generated for both the Acid Bake and Separation Plants and supporting infrastructure.

Finalizing metallurgical process flowsheets for the FS plant design work remains a top priority and, accordingly, accounts for the majority of recent project expenditures.

Metallurgical Process Development

Metallurgical process development work continued during the Quarter under the direction of the Company’s Senior Vice President, Metallurgy, Mr. David Marsh. Several pilot plant campaigns were successfully conducted during the Quarter and subsequently in September and October, as the Company continues to up-date and optimise the metallurgical flowsheets designed for the Flotation and Hydrometallurgical Plants, planned for the Northwest Territories.

Six hydrometallurgical pilot plant campaigns were conducted at SGS Minerals Services, Lakefield, ON during the Quarter and through to October, 2012. This work simulated the Hydrometallurgical Plant and the treatment of flotation concentrate right through the acid baking and leaching processes, removal of impurities by various precipitation operations, neutralisation of acid bake residue plus all tailings materials, and final production of a REE precipitate (or mixed concentrate). This material is the feed for the Separation Plant where it will undergo separation to isolate the individual REE and final refining into saleable products.

Avalon Rare Metals Inc.	Page 9 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

During the Quarter, the decision was made to drop the “cracking” process, originally planned to treat the refractory residue from the sulphuric acid bake hydrometallurgical process, due to the considerable extra cost and technical risk it introduced to the development model. It is contemplated that cracking can eventually be added into the business at a future date after steady state production and cash flow have been achieved. The residue is essentially a concentrate of zirconium also containing significant niobium, tantalum and HREE that is presently being marketed as an enriched zirconium concentrate. The Company is marketing this material in China where demand for zirconium mineral concentrates is strong and several potential buyers have already been identified. Pricing for this product has yet to be determined.

The last hydrometallurgical pilot plant campaign (PP6) completed in October 2012, resulted in increased metal recoveries over those achieved in previous pilot plant campaigns through improved leaching conditions and confirmed refinements proposed for the removal of impurities. The use of hydrated lime instead of magnesium oxide in the REE precipitation process resulted in a number of positive achievements. Firstly the uranium and thorium concentrations in the REE precipitate were reduced to levels significantly below those required for transportation to the Separation Plant and Refinery. Secondly, magnesium and sulphate concentrations in the tailings solution were greatly reduced and consistently met environmental targets for disposal. In addition, pilot testwork confirmed that this tailings water could be recycled to the processing plant without impacting on process efficiencies thereby reducing water disposal requirements and the demand for fresh water. Finally, the use of hydrated lime is expected to have a positive impact on operating costs, being much cheaper to source than the magnesium oxide previously used.

A flotation pilot campaign was conducted in September at Xstrata Process Support Laboratory, Sudbury, ON with the objective of confirming improved flotation parameters developed earlier on a bench scale. As predicted, the pilot plant was able to operate successfully at total reagent consumptions of approximately 33% of those used in the PFS, representing a significant reduction in estimated operating costs (reagent costs were approximately 39% of the Flotation Plant operating costs in the PFS excluding power). The flotation circuit piloted is also far simpler than that in the PFS which will make the final plant much easier to operate and ultimately more efficient. Final test results are still pending but the expectation is that PFS performance parameters (concentrate grade and recovery) will be less reliant on a gravity circuit for up-grading of the final REE concentrate.

The piloting testwork for the REE Separation Plant and supporting infrastructure has been awarded to Mintek SA in Johannesburg, South Africa and up-front bench-work has commenced. During this program it is anticipated that a number of refinements to the current PFS separation circuit will be tested and proven.

Nechalacho Project Community, Environment, Health and Safety, Permitting

During the Year, the Company completed its Accommodation Agreement with the Deninu Kue First Nation (“DKFN”). The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Project and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

Avalon Rare Metals Inc.	Page 10 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company, and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Negotiations towards the completion of similar accommodation agreements with the Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”) are ongoing with the objective of concluding these agreements by early 2013.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake. The Company’s safety performance improved significantly during the Quarter, with no lost time or medical aid accidents. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings. A resulting benefit of the improved safety awareness and performance was a concurrent improvement in drilling performance.

A land use inspection was conducted on August 22, 2012 by the Aboriginal Affairs and Northern Development Canada (formerly Indian and Northern Affairs Canada) Land Use inspectors. All concerns raised were minor in nature and were already being addressed prior to the inspection. As is the Company’s practice, all land use inspection reports have been filed on the Company’s website at www.avalonraremetals.com in the CSR/Sustainability section.

The environmental assessment process being conducted under regulations administered by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) is advancing slowly but steadily. In August, the Company participated in Technical Sessions held in Yellowknife and responded to all regulator questions or concerns made at the time as well as all subsequent supplementary Information Requests. On October 26, MVEIRB requested further information on water quality impacts which the Company provided on October 31.

Regulators technical reports are now due November 30, 2012 followed thereafter by a prehearing conference. Public hearings are tentatively scheduled for mid-February 2013, three months behind the originally forecast schedule. This creates some risk for delays in securing operating permits, but Management remains optimistic that any permitting delays experienced in 2013 will not impact the overall project schedule to production. Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Avalon Rare Metals Inc.	Page 11 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Activities at the Project are conducted under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011. The Company has begun discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the Separation Plant located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. Avalon will be starting the permitting process in late 2012 to ensure completion prior to the scheduled commencement of construction activities in 2014.

Nechalacho Project Schedule - Risks and Mitigations

The Company anticipates that the FS will be completed by the second quarter of calendar 2013. Subject to a favorable FS and successfully arranging project financing and permitting, early works construction for the Nechalacho site will commence toward the end of second quarter in calendar 2013, with mine construction commencing in the second quarter of calendar 2014. Target date for production start-up remains late 2016 with initial product sales anticipated for 2017. Securing timely financing for site infrastructure costs and long-lead-time equipment items could impact these dates.

The Company believes that timely completion of the metallurgical pilot plant programs is the most significant risk factor for additional delays to the FS schedule. This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design. The Company believes that the recent successful completion of flotation and hydrometallurgical pilot plant trials has significantly reduced this risk, although the Separation Plant flow sheet remains to be piloted. Further, removing the caustic cracking process from the development model has completely removed the risk associated with this technically challenging process.

Additional risk mitigation steps being taken, with respect to metallurgy include having Company representatives attend at the metallurgical laboratories on a regular and frequent basis, and a senior chemical engineering consultant who leads the program. During the Quarter, the Company also hired a new Senior Vice President of Metallurgy with direct experience in the processes being developed for the Nechalacho ore who now has overall responsibility for the metallurgical process development program.

Timely receipt of all required operating permits is a risk factor for the construction schedule and remains so due to the relatively slow advancement of the EA process. This risk has been at least partly mitigated by the lack of significant environmental impacts associated with the development plan and the lack of local community opposition. Timely responses by MVEIRB to the Company’s submissions is important if the Company is to maintain its project development timelines. The Company is working co-operatively with the regulators and government to avoid unnecessary delays through more frequent communications.

Finally, timely availability of Project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

To help manage technical risk the Company maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to Senior Management. One Board member, with operations experience, acts as a Committee member to provide transparency on the Committee’s work with the Board. The TAC met four times during the year and once subsequent to year end. This was supported by the development and implementation of a formal risk management program developed to assess business, construction and operating risks.

Avalon Rare Metals Inc.	Page 12 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Other Projects

The Company has five other active mineral resource projects. The work programs on these projects are under the overall direction of the Company’s Vice-President, Exploration, Dr. William Mercer.

Separation Rapids

During the Year, the Company incurred $316,566 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit. Of the total expenditures of $316,566, $220,000 was used to re-purchase the 2.0% NSR royalty interest held by the original property vendors. The balance was primarily incurred on the preparation, packaging and shipping of approximately 80 tonnes of sample material to a potential customer for evaluation and report preparation on this bulk sample processing work. The Separation Rapids Lithium-Tantalum Project is now 100% owned by the Company.

The Company is continuing with the permitting process under the Mining Act (Ontario) in order to be ready to resume operations at the site when a market opportunity is confirmed. Initial work involving the preparation and filing of a detailed project description report has been completed. A budget has been prepared to determine the cost of completing the submission and is currently being evaluated by management. This work is being done under the direction of the Company’s external mineral tenure consultant.

Warren Township

Expenditures of $161,009 were incurred on the Warren Township Anorthosite Project during the Year. Approximately 69% of the expenditures were incurred on the legal survey of the perimeter of the Company’s claims and permitting, with the balance primarily incurred on consultation with the Aboriginal communities. During the Quarter, Avalon received a permit under the Aggregate Resources Act (Ontario) and Regulations to operate a quarry at Warren Township on 240 hectares of land. This permit is effective June 12, 2012. Subsequent to the end of the Quarter, the Company applied for a Mining Lease under the Mining Act of Ontario covering the Warren Township claims, to further secure its mineral tenure in anticipation of site development.

During the Quarter a prospective customer for the Warren Township anorthosite product was provided with costs to deliver this product to their plants. Their reaction was that the price was too high and they maintain their interest but require a lower delivered cost. Avalon is working to find alternatives to satisfy this potential customer.

East Kemptville

The Company incurred $19,743 in expenditures during the Year on the East Kemptville Tin-Rare Metals Project in Yarmouth County, Nova Scotia. The Company is continuing its efforts to obtain access to the site in order to move forward with the proposed work program on the Special Licence covering the historical East Kemptville tin resource (the “Special Licence”) that is required to complete a preliminary economic assessment on the deposit.

The Company requested a new two year special licence from the Minister of Natural Resources of Nova Scotia (“MNRNS”) to extend its expenditure obligations under the original Special Licence to August 1, 2014. Subsequent to the Quarter, the Government of the Province of Nova Scotia announced the extension of the special licence. Although the new special licence agreement has not yet been executed, the Company is expected to have until September 30, 2014 to incur the balance of the expenditure obligations of approximately $1,480,000. Discussions with government officials with regard to finding a solution to the site access issue continued during and subsequent to the end of the Quarter.

Avalon Rare Metals Inc.	Page 13 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Spor Mountain

The Company incurred $805,051 in expenditures on the Spor Mountain Rare Metals Project in Juab County, Utah. Approximately 34% of the total expenditures were incurred on ground magnetic surveys, geological mapping in defining drilling targets and general geological work to support of the drilling program, 45% were spent on the summer drilling program, 14% in acquiring new claims, with the balance being spent on claim maintenance and renewal fees.

Expenditures for the Quarter totalled $493,842, of which 89% of these expenditures were incurred on the diamond drilling program and related geological work, the balance of the expenditures were incurred on claim renewal fees. Four holes totalling 1,236 metres were completed at Spor Mountain between May 27 and July 20, 2012. Although no economically significant mineralization was encountered, the drill holes provided encouragement that the geological model being applied to target mineralization, is valid. Intense alteration, brecciation and faulting expected to occur near hydrothermally-introduced rare metal mineralization were intersected in all four holes. The data generated is presently under review in order to plan a follow up drilling program. No specific timetable has been defined for renewed work on the property.

Miramichi Tin

During the Year, the Company staked 108 mineral claims located in York County, New Brunswick. Expenditures incurred during the Year totalled $137,951. Substantially all of the expenditures were incurred to carry out an airborne geophysical survey and related preliminary geological work to define drill targets on these claims. The airborne geophysical survey has been completed and field work is planned for early spring 2013 as access agreements are completed with landowners. The Miramichi Tin project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Year, the Company incurred $40,201 in general exploration expenses related to new rare metals project generation.

Administration

Operating expenses totalled $6,244,988 for the Year, a 29% increase over the amount incurred during the year ended August 31, 2011 ($4,830,990). This increase reflects the ongoing expansion of the Company’s business activities. The main areas of increased expenses were salaries and benefits, sustainability related expenses, rent and utilities, and directors fees and meeting expenses. Increases in these areas were partly offset by the decreases in legal, regulatory filing, compliance, and transfer fees. The increase in salaries and benefits accounts for 87% of the total increase in operating expenses.

Share-based compensation increased to $5,786,249 from $4,292,817 compared to the year ended August 31, 2011. This increase is primarily a result of the increase in the number of options earned in the current year compared to 2011.

Salaries and benefits for the Year increased by approximately 74% compared to the year ended August 31, 2011. The increase in salaries and benefits relates primarily to the increased number of senior management staff on payroll. The Company has ten full time senior management employees during the Year compared five in fiscal 2011.

Rent and utilities increased by approximately 41% as the Company expanded its Toronto office premises to accommodate the increased number of employees during the Year compared to the year ended August 31, 2011.

Avalon Rare Metals Inc.	Page 14 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Directors’ fees and directors’ meeting expenses increased by 45% in the Year. The increase in directors’ fees and directors’ meeting expenses is primarily related to the increased number of meetings held during the Year and the Company also had one more director serving on the Board during the Year compared to the year ended August 31, 2011.

Sustainability and CSR related expenses increased by approximately 177% compared to the year ended August 31, 2011. The Company expanded its sustainability and CSR initiatives during the Year, which including the publication of its first comprehensive sustainability report entitled “Journey to a Sustainable Future” and more safety-oriented education programs and training seminars for its employees and consulting staff.

Expenditures on public and investor relations, and sales and marketing activities for the Year remain at about the same level compared to the year ended August 31, 2011. During the Year, the Company retained certain financial advisors in assisting its efforts in finalizing strategic partnership and off-take agreements and securing debt financing for the Project. The financial advisory fees incurred also contributed to the increase in the Company’s operating expenses for the Year.

Legal, regulatory filing, compliance and transfer fees decreased by approximately 36% compared to the year ended August 31, 2011. The additional fees incurred in fiscal 2011 relating to the application and listing of the Company’s common shares on the NYSE MKT and the filing of its shelf prospectus did not recur in 2012.

Higher cash balances resulted in interest income increasing to $1,105,731 compared with $605,142 for the year ended August 31, 2011.

Operating expenses totalled $1,570,625 for the Quarter, a 31% increase over the amount incurred during the same quarter in fiscal 2011 ($1,196,828). The main areas of increased operating expenses for the Quarter were salaries and benefits, financial advisory fees, sales and marketing expenses, directors’ fees and meeting expenses. The increase in these areas was partly offset by the decrease in regulatory filing, compliance and transfer fees.

Share-based compensation decreased to $609,892 from $1,246,990 compared to the same quarter in fiscal 2011. This decrease is primarily related to the decrease in the estimated fair values of the options earned during the Quarter compared to the same quarter in fiscal 2011, and an increase in the amount of share-based compensation capitalized to exploration and evaluation assets .

Salaries and benefits for the Quarter increased by approximately 56% over the same quarter in fiscal 2011. The increase in salaries and benefits is primarily related to the increased number of employees on payroll. The Company had twenty-five full time employees as at August 31, 2012 compared to eighteen as at August 31, 2011.

Sales and marketing related expenses increased twofold during the Quarter compared to the same quarter in fiscal 2011, which primarily related to increase in fees paid to consultants in assisting the Company in sales and market development and identifying potential customers and strategic partners.

Expenditures on public and investor relations for the Quarter remain at about the same level compared to the same quarter in fiscal 2011. The strong investor and media interest in rare earths that existed in 2011 has subsided along with interest in the junior resource sector generally. Little marketing was carried during the Quarter due to a lack of investor interest and demand for information from investors remains low.

Avalon Rare Metals Inc.	Page 15 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

During the Quarter the President presented to local investors in Yellowknife and in Kenora, ON. Subsequent to the end of the Quarter, the President participated in a Trade Mission to China with the Council of the Federation as part of the Northwest Territories delegation. In October, the President presented at the annual Geology Matters conference in Halifax, NS and the Company was represented by a consultant at a major mining investment conference in Munich, Germany in early November. Finally, in mid-November, the President met with investors in Seoul and Tokyo prior to attending the annual Metal Events Rare Earths conference in Hong Kong. An updated animation video of the Nechalacho Project was produced and finalized subsequent to the end of the Quarter for use during the November trip to Asia.

Regulatory filing, compliance and transfer fees decreased by approximately 34% compared to the same quarter in fiscal 2011. The Company incurred significantly higher transfer and filing fees in 2011 relating to the prospectus equity offering that was closed in August 2011.

All other general and corporate expenses were substantially similar with the same quarter in fiscal 2011.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with IFRS.

Fiscal Year	2012				2011
For the Quarters Ended	Aug. 31	May 31	Feb. 29	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	218,383	258,943	297,860	330,545	210,048	163,878	137,529	93,687
Loss before discontinued operations and extraordinary items	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.03	0.03	0.03	0.02	0.03	0.02	0.02
Net loss	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579
Net loss, per share, basic and fully diluted	0.02	0.03	0.03	0.03	0.02	0.03	0.02	0.02

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2017 at the earliest.

Avalon Rare Metals Inc.	Page 16 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

As at August 31, 2012, the Company had working capital of $33,336,970 and cash and cash equivalents on hand of $38,299,998. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 2.1%. As at August 31, 2011, the Company had working capital of $68,638,285 and cash and cash equivalents on hand of $70,858,678.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $800,000 per month. As at the date of this MDA, the Company’s current anticipated resource property expenditures for fiscal year 2013 are budgeted at approximately $20 million, with approximately $19 million of these expenditures being allocated to Thor Lake, primarily to complete the FS.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs for the next twelve months, as well as complete its FS for Thor Lake.

However, in order to maintain its targeted production start date for Thor Lake in 2016, the Company has identified approximately $58 million in pre-construction development expenditures that it will need to incur over the 12 month period commencing in March, 2013. These are comprised of deposits for orders on long lead time equipment items (approximately $28 million), EPCM (approximately $22 million), project financing costs (approximately $4 million) acquisition of a site for a separation plant (approximately $4 million) and an expansion of the airstrip at Thor Lake (approximately $4 million). The Company intends to finance these expenditures either through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$55,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining lease at Separation Rapids totalling $1,264.

Under the amended terms of the Special Licence for the East Kemptville Tin-Rare Metals Project, the Company had optional obligations to incur approximately $1.48 million in exploration expenditures by August 1, 2011. As described earlier under the heading, “Results of Operations - Other Projects - East Kemptville”, the Company is expected to have until September 30, 2014 to incur the balance of the expenditure obligations of approximately $1.48 million.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company’s four projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2013	$221,300
2014	$294,755
2015	$301,264
2016	$301,264
2017	$100,422

Avalon Rare Metals Inc.	Page 17 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company. In addition, in 2011, the Company became an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators.

During the quarter ended November 30, 2011, the Company hired Mr. Mark Wiseman as Vice-President, Sustainability to provide oversight on all of the Company’s CSR as well as health and safety initiatives. Under Mr. Wiseman’s direction, the Company completed its first comprehensive sustainability report following up on the CSR “road map” produced in January 2011. This report was developed to report on the Company’s sustainability performance following the principles of TSM and the international guidelines established under the Global Reporting Initiative. The Company’s inaugural sustainability report, entitled “Journey to a Sustainable Future”, was published in April 2012 and is available for download from the Company’s website at http://www.avalonraremetals.com/sustainability/ .

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the site and partly through implementation of certain training initiatives. These have succeeded in maintaining 40-60% Aboriginal staff of the 30 plus staff at the Thor Lake drill site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. Regular meetings continue to be held with each of the impacted Dene communities to discuss the Company’s progress on its FS, permitting, metallurgy and accommodation agreements. The impacted First Nations have approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project. Several safety training initiatives for all site employees were carried out during the year, as well as carrying out emergency response drills held.

Avalon continued to be recognized for its University Student Outreach initiative, designed to build the talent pools for design and construction of REE facilities, encourage, enable and strengthen science, engineering and business talent pools for downstream REE processing and applications, and to engage undergraduate and post graduate students and faculty around REE. This included the introduction of REE into course curriculum, mentoring an international network of research and development capabilities, delivering lectures and leading seminars and sponsoring student and case competitions in a wide range of courses and universities.

To provide independent advice as to the efficacy of the Company’s Corporate Social Responsibility work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets quarterly to review all of the Company’s sustainability-oriented work related to the Nechalacho Project and other projects as required. One Board member, experienced in Aboriginal Affairs, acts as a Committee member to provide transparency on the Committee’s work with the Board. Due to scheduling difficulties, the SAC met three times during the Year and once subsequent to year end. During the Year, Mr. Phil Fontaine, Director and former National Chief of the Assembly of First Nations, became chair of the SAC.

Off Balance Sheet Arrangements

As at August 31, 2012, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Avalon Rare Metals Inc.	Page 18 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

i)	During the year ended August 31, 2012 the Company incurred consulting fees of $12,000 (August 31, 2011 - $36,000) with an officer;

ii)	During the year ended August 31, 2012 the Company incurred consulting fees of $35,500 (August 31, 2011 - $19,938) with a person who is related to an officer and director, which were capitalized as exploration and evaluation assets;

iii)	During the year ended August 31, 2012 the Company incurred consulting fees of $20,132 (August 31, 2011 - $45,354) with a person who is related to an officer, which were capitalized as exploration and evaluation assets;

iv)	During the year ended August 31, 2012 the Company incurred consulting fees of $Nil (August 31, 2011 - $81,250) with a company owned by an officer of the Company, of which $Nil (August 31, 2011 -$56,250) were capitalized as exploration and evaluation assets; and

v)	During the year ended August 31, 2012 the Company incurred rental fees of Nil (August 31, 2011 - $20,750) for an apartment in Yellowknife, NT with a company owned by a director of the Company, which were capitalized as exploration and evaluation assets.

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the years ended August 31, 2012 and August 31, 2011 were as follows:

	2012	2011

Salaries, benefits and directors’ fees	$2,945,471	$1,626,135

Share based compensation(1)	5,978,861	3,134,190

	$8,924,332	$4,760,325

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Event

Subsequent to the end of the Year, the Company granted an aggregate of 810,000 stock options with a weighted average exercise price of $1.75 per share to the Company’s employees and consultants. The weighted average contract life of these options was 4.8 years.

Avalon Rare Metals Inc.	Page 19 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Critical Accounting Judgements and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Recoverability of mineral properties and deferred exploration and evaluation costs

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, plant and equipment – estimated useful lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payment.

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Avalon Rare Metals Inc.	Page 20 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Accrued site closure and reclamation costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Changes in Accounting Policies Including Initial Adoption

During the current year, the Company adopted International Financial Reporting Standards as described below.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators confirmed that Canadian reporting issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The Company’s transition date is September 1, 2010 and the Company has prepared the opening IFRS Statement of Financial Position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 in the consolidated financial statements.

All IFRS transition differences that resulted in an adjustment to the Company’s Statement of Financial Position, at September 1, 2010 and August 31, 2011, Statements of Operations and Comprehensive Income and statements cash flows for the year ended August 31, 2011 are as follows:

Reserves

Pre-transition Canadian GAAP, the Company recorded the value of share based payments and warrants issued to contributed surplus. IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. IFRS requires a separate disclosure of the value that relates to “reserves for warrants”, “reserves for share based payments”, “reserves for broker’s compensation warrants” and any other component of equity. The balance in contributed surplus was comprised of the reserves for warrants, share based payments and broker’s compensation warrants as at September 1, 2010, May 31, 2011 and August 31, 2011, and has been reclassified and recorded into each of the respective reserve accounts.

Share based payments

Under IFRS 2, share based payment transactions which are subject to graded vesting should have the separate tranches valued and amortized over the respective vesting periods separately as if each tranche was a separate award. Forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods. Pre-transition Canadian GAAP allowed the entire award to be valued together and to be amortized on a straight-line basis over the vesting period of the entire award. Forfeitures of awards were recognized as they occurred. The effect of these changes was to increase reserves for share based payments by $845,016 and an increase of the deficit by $845,016 at the date of transition on September 1, 2010. For the year ended August 31, 2011, share capital was decreased by $630,626, reserves for share based payments was increased by $151,001, and share based compensation expense was decreased by $781,627.

Avalon Rare Metals Inc.	Page 21 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Exploration and evaluation assets

Under IFRS 6, expenses that have been incurred before the Company has secured the legal right to explore a property must be expensed. Pre-transition Canadian GAAP allowed these expenses to be capitalized. The effect of these changes at the transition date on September 1, 2010 was to decrease exploration and evaluation by $7,603. For the year ended August 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $70,001.

Flow-through shares

Under pre-transition Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. The effect of these changes at the transition date on September 1, 2010 was to increase share capital $190,574 and increase accumulated deficit by the same amount. There was no further transition adjustment for the year ended August 31, 2011.

Impact on cash flows

Under IFRS 6, cash flows related to general exploration expenses incurred prior the Company has secured the legal right to explore are included in operating activities versus investing activities under pre-transition Canadian GAAP. The increase (use of cash) in operating activities was $70,001 for the year ended August 31, 2011. There is a corresponding decrease (use of cash) in investing activities.

Recent Accounting Pronouncements

At the date of this MDA, the IASB and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

Avalon Rare Metals Inc.	Page 22 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these six standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC Interpretation 20: Stripping Costs (“IFRIC 20”) summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine. IFRIC 20 requires the costs be allocated to inventory and the relevant mining asset where the stripping costs produce a combination of ore and waste.

IFRIC 20 is effective effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Avalon Rare Metals Inc.	Page 23 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2012. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2012.

Avalon Rare Metals Inc.	Page 24 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at August 31, 2012. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2012 and the date of this MDA, the Company has 103,621,986 common shares issued and outstanding.

b)	Options

As at August 31, 2012, the Company had an aggregate of 8,000,250 incentive stock options outstanding with a weighted average exercise price of $3.21 (of which 3,812,750 were vested and 4,187,500 were unvested). Subsequent to the Year, 810,000 options were granted (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 8,810,250 incentive stock options with a weighted average exercise price of $3.07 outstanding.

c)	Warrants

As at August 31, 2012 and the date of this MDA, the Company has 10,000 common share purchase warrants with an exercise price of $1.48 outstanding.

The Company is also committed to issue 40,000 common share purchase warrants to the DKFN, in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Avalon Rare Metals Inc.	Page 25 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 26 of 26

Consolidated Financial Statements

For the years ended

August 31, 2012 and 2011

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been reviewed and approved by the Company's Audit Committee and Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by McCarney Greenwood LLP, Chartered Accountants. Their report on the following pages outlines the scope of their examination and opinion on the consolidated financial statements.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as at August 31, 2012. The Company’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, the Company’s internal control over financial reporting is effective as at August 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at August 31, 2012 has been audited by McCarney Greenwood LLP, Chartered Accountants, as stated in their report which follows this page.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 19, 2012

Avalon Rare Metals Inc.	Page 27

Report of Independent Registered Public Accounting Firm

To the Shareholders of Avalon Rare Metals Inc.

We have audited the accompanying financial statements of Avalon Rare Metals Inc. which comprise the statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010 and the statements of comprehensive loss, equity and cash flows for the years ended August 31, 2012 and August 31, 2011. We also have audited Avalon Rare Metals Inc.'s internal control over financial reporting as of August 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Avalon Rare Metals Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, in management’s report on internal control over financial reporting included in Form 40-F for the year ended August 31, 2012. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

McCarney Greenwood LLP Chartered Accountants 10 Bay Street, Suite 600 Toronto, ON M5J 2R8 T 416 362 0515 F 416 362 0539 www.mgca.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Rare Metals Inc. as of August 31, 2012, August 31, 2011 and September 1, 2010, and the results of its operations and its cash flows for each of the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Avalon Rare Metals Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
November 19, 2012	Chartered Accountants
Licensed Public Accountants

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2012, August 31, 2011 and September 1, 2010

	August 31,	August 31,	September 1,
	2012	2011	2010
		(Note 17)	(Note 17)

Assets

Current Assets
Cash and cash equivalents (note 5)	$38,299,998	$70,858,678	$6,932,125
Receivables	639,836	650,454	1,057,660
Prepaid expenses	1,098,405	921,748	194,080
	40,038,239	72,430,880	8,183,865

Exploration and Evaluation Assets (note 6)	83,043,978	50,397,436	32,639,135
Property, Plant and Equipment (note 7)	999,106	987,633	696,112

	$124,081,323	$123,815,949	$41,519,112

Liabilities

Current Liabilities
Accounts payable	$5,463,683	$3,504,789	$2,026,284
Accrued liabilities	1,237,586	287,806	151,856
	6,701,269	3,792,595	2,178,140
Accrued Site Closure and Reclamation Costs
(note 9)	103,600	-	-

	6,804,869	3,792,595	2,178,140

Shareholders’ Equity
Share Capital (note 8)	149,045,671	146,244,597	58,453,749
Reserve for Warrants (note 8)	3,655,732	3,670,248	4,055,202
Reserve for Share Based Payments (note 8)	12,361,851	6,646,427	4,148,827
Reserve for Brokers’ Compensation Warrants
(note 8)	-	96,688	608,040
Accumulated Deficit	(47,786,800)	(36,634,606)	(27,924,846)

	117,276,454	120,023,354	39,340,972

	$124,081,323	$123,815,949	$41,519,112

Approved on behalf of the Board

“Donald S. Bubar”	,	Director

“Brian MacEachen”	,	Director

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page 30

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars)
For the years ended August 31

	2012	2011
		(Note 17)
Revenue

Interest	$1,105,731	$605,142

Expenses

Corporate and administrative expenses	6,244,988	4,830,990
General exploration expenses	40,201	70,001
Amortization (note 7)	231,850	173,302
Share based compensation (note 8d)	5,786,249	4,292,817

	12,303,288	9,367,110

Loss from Operations	(11,197,557)	(8,761,968)

Foreign Exchange Gain	45,363	52,208

Net Loss and Comprehensive Loss for the year	$(11,152,194)	$(8,709,760)

Loss per Share - Basic and Fully Diluted	$(0.11)	$(0.09)

Weighted Average Number of Common Shares Outstanding,
Basic and Fully Diluted	103,224,070	93,074,790

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page 31

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total
Balance at September 1, 2010	79,104,270	$58,453,749	$4,055,202	$4,148,827	$608,040	$(27,924,846)	$39,340,972
Equity offering(s)	16,932,900	71,340,213	-	-	-	-	71,340,213
Exercise of warrants	4,401,475	12,015,282	-	-	-	-	12,015,282
Reserve transferred on exercise of warrants	-	3,593,047	(3,593,047)	-	-	-	-
Exercise of options	1,526,150	2,091,766	-	-	-	-	2,091,766
Reserve transferred on exercise of options	-	1,795,217	-	(1,795,217)	-	-	-
Exercise of brokers’ compensation warrants	653,117	1,808,980	-	-	-	-	1,808,980
Reserve transferred on exercise of brokers’ compensation warrants	-	653,193	89,011	-	(742,204)	-	-
Warrants issued on equity offering(s)	-	-	3,385,536	-	-	-	3,385,536
Share based compensation	-	-	-	4,292,817	-	-	4,292,817
Share issuance costs – cash	-	(5,302,015)	(240,437)	-	-	-	(5,542,452)
Share issuance costs – compensation warrants issued	-	(204,835)	(26,017)	-	230,852	-	-
Net loss for the year	-	-	-	-	-	(8,709,760)	(8,709,760)

Balance at August 31, 2011	102,617,912	146,244,597	3,670,248	6,646,427	96,688	(36,634,606)	120,023,354
Issued for other considerations (note 8b)	10,000	14,800	10,057	-	-	-	24,857
Exercise of warrants	64,991	198,508	-	-	-	-	198,508
Reserve transferred on exercise of warrants	-	24,573	(24,573)	-	-	-	-
Exercise of options	855,000	1,312,500	-	-	-	-	1,312,500
Reserve transferred on exercise of options	-	968,585	-	(968,585)	-	-	-
Exercise of brokers’ compensation warrants	74,083	185,420	-	-	-	-	185,420
Reserve transferred on exercise of brokers’ compensation warrants	-	96,688	-	-	(96,688)	-	-
Share based compensation	-	-	-	6,684,009	-	-	6,684,009
Net loss for the year	-	-	-	-	-	(11,152,194)	(11,152,194)

Balance at August 31, 2012	103,621,986	$149,045,671	$3,655,732	$12,361,851	$-	$(47,786,800)	$117,276,454

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page 32

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2012	2011
		(Note 17)
Operating Activities

Cash paid to suppliers and employees	$(6,188,041)	$(4,822,469)
Interest received	1,102,502	605,142

	(5,085,539)	(4,217,327)

Financing Activities

Share capital - equity offering(s)	-	69,497,735
Share capital - exercise of warrants	198,508	12,015,282
Share capital - exercise of options	1,312,500	2,091,766
Share capital - exercise of brokers’ compensation warrants	185,420	1,808,980
Share issuance costs paid (note 8b)	(314,438)	-

	1,381,990	85,413,763

Investing Activities

Exploration and evaluation asset expenditures	(28,491,378)	(16,860,576)
Purchase of property, plant and equipment	(358,288)	(464,823)

	(28,849,666)	(17,325,399)

Change in Cash and Cash Equivalents	(32,553,215)	63,871,037

Foreign Exchange Effect on Cash	(5,465)	55,516

Cash and Cash Equivalents – beginning of year	70,858,678	6,932,125

Cash and Cash Equivalents – end of year	$38,299,998	$70,858,678

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page 33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

1.	Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company is principally engaged in the mining exploration and development of rare metal and mineral properties located principally in Canada.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on November 19, 2012.

2.	Basis of Presentation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, “First-time adoption of International Financial Reporting Standards” has been applied.

The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective for financial years beginning September 1, 2011.

The Company’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) until August 31, 2011. The disclosures required by IFRS 1, explaining how the transition to IFRS has affected the reported loss and comprehensive loss, cash flows, changes in equity and financial position of the Company are presented in Note 17 to these consolidated financial statements.

These statements have been prepared using the historical cost basis, except for certain financial instruments which are measured in accordance with the policies disclosed in Note 3.

3.	Summary of Significant Accounting Policies

The principal accounting policies followed by the Company are summarized as follows:

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Avalon Rare Metals Inc.	Page 34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”) and Avalon Rare Metals Processing Inc. (“ARMP”). Nolava and ARMP are incorporated in the United States of America (“USA”)). ARMP has not carried on any significant operations since its inception. 8110131 Canada Inc. acquired certain NSR royalty interests in the Company’s properties which were held by third parties during the year ended August 31, 2012. Nolava holds certain mining claims in Utah, USA and has been conducting exploration work on these mining claims during the years ended August 31, 2012 and 2011. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

b)	Foreign Currency Transactions

Functional and Presentation Currency

Items included in the financial statements of the Company and each of its subsidiaries (the “Group”) are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional and presentation currency of the Company and its subsidiaries are the Canadian dollar (“$”). The consolidated financial statements of the Group are presented in Canadian dollars.

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in income or loss.

Group Companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated using the foreign exchange rates prevailing at the end of each reporting period;
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period); and
•	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale.

c)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill. Acquisition-related costs are recognized in profit or loss as incurred.

Avalon Rare Metals Inc.	Page 35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

d)	Share Based Payment Arrangements

Equity-settled share based payments to employees (including directors and senior executives) and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options.

The fair value of the equity-settled share based payments is recognized over the period in which the performance and/or service conditions are fulfilled, ending on the date in which the grantee becomes fully entitled to the award, based on the Company's estimate of equity instruments that will eventually vest, and is either expensed or capitalized to exploration and evaluation assets, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

e)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

f)	Income Taxes

Current Income Taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Consolidated Statement of Comprehensive Income (Loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Income Taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward.

Avalon Rare Metals Inc.	Page 36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

Deferred taxes are calculated using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from the initial recognition of goodwill or a transaction, other than a business combination, that affects neither accounting profit nor taxable profit. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax asset and liabilities are measured using the enacted or substantively enacted tax rates as of the date of the statement of financial position that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred tax asset is recognized.

Deferred tax is recognized in the Statement of Comprehensive Income, unless it relates to items recognized directly in equity, in which case the deferred tax related to those items is also recognized directly in equity.

g)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability which is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

h)	Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The “treasury stock method” is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year. During the years ended August 31, 2012 and August 31, 2011, all the outstanding stock options, warrants and brokers’ compensation warrants were anti-dilutive.

Avalon Rare Metals Inc.	Page 37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

i)	Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances that are not related to the Company’s shares and that are not included in net profit or loss. Such items include unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

j)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates (“GICs”).

k)	Exploration and Evaluation Assets

These assets relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and pre-development stage.

Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of the extraction of mineral reserves in a project is demonstrated. During the exploration period, exploration and evaluation assets are not amortized.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

Once a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a mine development asset in property, plant and equipment. All subsequent expenditures to ready the property for production are capitalized within mine development assets, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all costs included in mine development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are recorded as expense in the period in which they are incurred.

l)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated amortization and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Avalon Rare Metals Inc.	Page 38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

Amortization is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer equipment	-	30% on a declining balance basis
Computer software	-	33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Office furniture and equipment	-	25% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in income or loss for the period.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

m)	Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Avalon Rare Metals Inc.	Page 39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

n)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the Statement of Operations and Comprehensive Income.

Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Avalon Rare Metals Inc.	Page 40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Comprehensive Income (Loss) on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash and cash equivalents	FVTPL	Fair value to profit or loss
Receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

o)	Accrued Site Closure and Reclamation Costs

The Company’s mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

p)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Avalon Rare Metals Inc.	Page 41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

q)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

r)	Critical Accounting Judgements and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, mine development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Avalon Rare Metals Inc.	Page 42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

3.	Summary of Significant Accounting Policies (continued)

Fair Value of Share Based Payments

The Company follows accounting guidelines in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Accrued Site Closure and Reclamation Costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

4.	Recent Accounting Pronouncements

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Avalon Rare Metals Inc.	Page 43

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

4.	Recent Accounting Pronouncements (continued)

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these six standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC Interpretation 20: Stripping Costs (“IFRIC 20”) summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine. IFRIC 20 requires the costs be allocated to inventory and the relevant mining asset where the stripping costs produce a combination of ore and waste.

IFRIC 20 is effective effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Avalon Rare Metals Inc.	Page 44

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31, 2012	August 31, 2011

Cash held in bank accounts	$318,678	$1,914,597
Guaranteed investment certificates	37,981,320	68,944,081

	$38,299,998	$70,858,678

6.	Exploration and Evaluation Assets

	September 1,		Dispositions/	August 31,
	2010	Expenditures	Write-down	2011

Thor Lake Rare Metals Project (a)	$26,210,251	$16,939,635	$-	$43,149,886
Separation Rapids Lithium-Tantalum Project (b)	3,880,260	70,641	-	3,950,901
Warren Township Anorthosite Project (c)	1,198,787	33,261	-	1,232,048
East Kemptville Rare Metals Project (d)	1,349,837	22,427	-	1,372,264
Spor Mountain Rare Metals Project (e)	-	692,337	-	692,337
Miramichi Tin Project (f)	-	-	-	-

	$32,639,135	$17,758,301	$-	$50,397,436

	September 1,		Dispositions/	August 31,
	2011	Expenditures	Write-down	2012

Thor Lake Rare Metals Project (a)	$43,149,886	$31,206,222	$-	$74,356,108
Separation Rapids Lithium-Tantalum Project (b)	3,950,901	316,566	-	4,267,467
Warren Township Anorthosite Project (c)	1,232,048	161,009	-	1,393,057
East Kemptville Rare Metals Project (d)	1,372,264	19,743	-	1,392,007
Spor Mountain Rare Metals Project (e)	692,337	805,051	-	1,497,388
Miramichi Tin Project (f)	-	137,951	-	137,951

	$50,397,436	$32,646,542	$-	$83,043,978

a)	Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired a 100% interest in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases. The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty.

During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.3 million.

Avalon Rare Metals Inc.	Page 45

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

6.	Exploration and Evaluation Assets (continued)

During the year ended August 31, 2012, the Company entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Project is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Thor Lake Nechalacho Deposit and associated facilities in the Northwest Territories (the “Project”) and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company, and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

b)	Separation Rapids Rare Metals Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which was bought back by the Company for $220,000 during the year ended August 31, 2012.

c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

Avalon Rare Metals Inc.	Page 46

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

6.	Exploration and Evaluation Assets (continued)

d)	East Kemptville Rare Metals Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. In order to keep the licence in good standing, the Company was required to incur $2,250,000 in exploration expenditures by August 1, 2011, of which $770,338 had been incurred by August 31, 2011. During the quarter ended August 31, 2011, the Company requested a new two year special licence from the Minister of Natural Resources of Nova Scotia to extend its expenditure obligations under the original Special Licence to August 1, 2014.

Subsequent to the year ended August 31, 2012, the Government of the Province of Nova Scotia announced the extension of the special licence. Although, the new special licence agreement has not yet been executed, the Company is expected to have until September 30, 2014 to incur the balance of the expenditure obligations of approximately $1,480,000.

The Company also has a number of regular exploration licences covering certain mineral claims in the same proximity to the claims covered under the special exploration licence.

e)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

f)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

g)	Other Resource Properties

The Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 47

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

7.	Property, Plant and Equipment

					Office
		Computer	Computer	Exploration	Furniture &	Leasehold
	Airstrip	Equipment	Software	Equipment	Equipment	Improvements	Total
Cost
As at September 1, 2010	$523,242	$28,064	$13,214	$276,996	$35,861	$25,725	$903,102

Additions	-	21,730	56,480	364,929	17,481	4,203	464,823
Disposals	-	-	-	(12,201)	-	-	(12,201)

As at August 31, 2011	523,242	49,794	69,694	629,724	53,342	29,928	1,355,724

Additions	16,822	19,318	105,059	48,606	24,675	28,843	243,323
Disposals	-	(5,368)	-	(6,747)	-	-	(12,115)

As at August 31, 2012	$540,064	$63,744	$174,753	$671,583	$78,017	$58,771	$1,586,932

Accumulated Amortization
As at September 1, 2010	$20,930	$14,019	$6,539	$135,286	$12,433	$17,783	$206,990

Amortization expense	40,185	7,473	11,637	97,322	8,042	8,643	173,302
Disposals	-	-	-	(12,201)	-	-	(12,201)

As at August 31, 2011	61,115	21,492	18,176	220,407	20,475	26,426	368,091

Amortization expense	36,970	12,040	34,679	129,732	11,301	7,128	231,850
Disposals	-	(5,368)	-	(6,747)	-	-	(12,115)

As at August 31, 2012	$98,085	$28,164	$52,855	$343,392	$31,776	$33,554	$587,826

Net Book Value
As at September 1, 2010	$502,312	$14,045	$6,675	$141,710	$23,428	$7,942	$696,112
As at August 31, 2011	$462,127	$28,302	$51,518	$409,317	$32,867	$3,502	$987,633
As at August 31, 2012	$441,979	$35,580	$121,898	$328,191	$46,241	$25,217	$999,106

Avalon Rare Metals Inc.	Page 48

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

8.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - September 1, 2010	79,104,270	$58,453,749
Issued pursuant to:
prospectus offering(s) (i) (ii)	16,932,900	71,340,213
exercise of warrants	4,401,475	15,608,329
exercise of options	1,526,150	3,886,983
exercise of brokers’ compensation warrants	653,117	2,462,173
Commission - cash paid	-	(4,392,221)
Commission - compensation warrants issued	-	(204,835)
Other issuance costs	-	(909,794)

Balance - August 31, 2011	102,617,912	$146,244,597
Issued pursuant to:
other arrangement (iii)	10,000	14,800
exercise of warrants	64,991	223,081
exercise of options	855,000	2,281,085
exercise of brokers’ compensation warrants	74,083	282,108

Balance – August 31, 2012	103,621,986	$149,045,671

i)	On September 30, 2010, The Company completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“September 2010 Offering”). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (the “Unit”).

Of the Unit price of $3.25, $2.8836 was allocated to the common share component of the Unit and the balance of $0.3664 was allocated to the warrant component of the Unit. These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the September 2010 Offering which was $3.58, and the estimated fair value of a whole warrant of $0.9099.

In connection with the September 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the September 2010 Offering. Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Unit. The estimated fair value of the Brokers’ Compensation Warrants totalled $230,852. The fair values of these warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.

The Company also paid other cash issuance costs of $331,623 in connection to the September 2010 Offering.

Avalon Rare Metals Inc.	Page 49

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

8. Share Capital (continued)

The total transaction costs of $2,364,275 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)	On August 3, 2011, The Company completed a prospectus offering and issued 7,692,900 common shares (included 592,900 common shares issued pursuant to the partial exercise of the underwriters' option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments) at a price of $5.81 (or US$6.15) per share for gross proceeds of $44,695,749 (“August 2011 Offering”), of which 60,000 common shares were issued to a director of the Company.

The Company paid cash commissions totalling $2,793,484 to the underwriters of the August 2011 Offering and incurred other cash issuance costs of $615,545 in connection to the this offering (of which $314,438 were paid during the three months ended November 30, 2011).

iii)	During the year ended August 31, 2012, pursuant to the Accommodation Agreement described in note 6(a), the Company issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

The fair value of the 10,000 warrants was estimated at $10,057 using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.38%; expected life of 5.0 years; and expected volatility of 87%.

The fair values of the common shares and warrants totaling $24,857 have been capitalized as part of the exploration and evaluation costs for the Thor Lake Rare Metals Project.

Avalon Rare Metals Inc.	Page 50

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

8. Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance - August 31, 2010	3,372,500		$3.00
Issued pursuant to a prospectus offering	4,620,000		3.60
Issued upon exercise of brokers’ compensation warrants	326,558		2.98
Exercised	(4,401,475	) (1)(2)	2.73

Balance - August 31, 2011	3,917,583		$3.60
Issued pursuant to Accommodation Agreement (b(iii))	10,000		1.48
Issued upon exercise of brokers’ compensation warrants	37,041		3.05
Exercised	(64,991)		3.05
Expired	(3,889,633)		3.60

Balance – August 31, 2012	10,000		$1.48

(1)	3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010 and 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

(2)	Included the 180,000 warrants issued upon exercise of the brokers’ compensation warrants, which were exercised at the reduced exercise price of $2.51 per share.

d)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

Avalon Rare Metals Inc.	Page 51

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

8. Share Capital (continued)

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - August 31, 2010	5,556,400	$1.63
Granted	2,325,000	6.23
Exercised	(1,526,150)	1.37
Cancelled	(50,000)	3.37

Balance - August 31, 2011	6,305,250	$3.38
Granted	3,150,000	2.44
Exercised	(855,000)	1.54
Expired	(100,000)	2.08
Cancelled	(500,000)	3.62

Balance – August 31, 2012	8,000,250	$3.21

As at August 31, 2012, there were 3,812,750 options vested (August 31, 2011 - 2,549,000) with the average exercised price of $3.13 (August 31, 2011 - $2.28).

During the year ended August 31, 2012, an aggregate of 855,000 stock options were exercised. The weighted average closing market share price on the date preceding the date of exercise was $2.21.

The estimated fair value of options earned during the year ended August 31, 2012 was $6,684,009 (2011 - $4,292,817), of which $897,760 (2011 - $Nil) was capitalized as exploration and evaluation assets, with the balance of $5,786,249 (2011 - $4,292,817) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award and share price volatility. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s share. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the year ended August 31, 2012 and the year ended August 31, 2011 are as follows:

	August 31,	August 31,
	2012	2011

Exercise price	$2.44	$6.23
Closing market price on day preceding date of grant	$2.44	$6.23
Risk-free interest rate	1.16%	2.04%
Expected life (years)	3.4	4.0
Expected volatility	88%	96%
Expected dividend yield	Nil	Nil
Grant date fair value	$1.43	$4.19

Avalon Rare Metals Inc.	Page 52

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

8. Share Capital (continued)

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2012:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.99	325,000	306,250	3.7 years
$7.00 - $7.99	1,000,000	250,000	3.7 years
$5.00 - $5.99	100,000	100,000	0.4 years
$4.00 - $4.99	700,000	462,500	3.9 years
$3.00 - $3.99	800,000	225,000	3.9 years
$2.00 - $2.99	2,100,250	850,250	3.1 years
$1.00 - $1.99	2,525,000	1,293,750	2.9 years
$0.01 - $0.99	450,000	325,000	1.5 years

	8,000,250	3,812,750

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding and exercisable Brokers’ Compensation Warrants as at August 31, 2012 and 2011:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2010	$450,000	$2.43
Issued pursuant to prospectus offering	277,200	3.25
Exercised	(653,117)	2.77

Balance - August 31, 2011	74,083	$2.50
Exercised	(74,083)	2.50

Balance – August 31, 2012	$-	$-

9. Site Closure and Reclamation Costs

A summary of the changes in the accrued site closure and reclamation costs is set out below:

	August 31, 2012	August 31, 2011

Balance - beginning of year	$-	$-
Provision for site closure and reclamation costs	103,600	-

Balance – end of year	$103,600	$-

Avalon Rare Metals Inc.	Page 53

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

9. Site Closure and Reclamation Costs (continued)

As at August 31, 2012, the current estimated closure costs to reclaim the Company’s Thor Lake exploration camp site and the Warren Township exploration site are $90,000 and $13,600 respectively. The closure costs for the Thor Lake exploration camp site are expected to be incurred over the years of 2036 and 2037. The expected undiscounted future cash flow is estimated to be $183,000 for Thor Lake, assuming an annual inflation rate of 3%.

10. Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)   to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)  to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and

(iii) to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2012.

11. Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)    Trading transactions

i)	During the year ended August 31, 2012 the Company incurred consulting fees of $12,000 (August 31, 2011 - $36,000) with an officer;

ii)	During the year ended August 31, 2012 the Company incurred consulting fees of $35,500 (August 31, 2011 - $19,938) with a person who is related to an officer and director, which were capitalized as exploration and evaluation assets;

iii)	During the year ended August 31, 2012 the Company incurred consulting fees of $20,132 (August 31, 2011 - $45,354) with a person who is related to an officer, which were capitalized as exploration and evaluation assets;

iv)	During the year ended August 31, 2012 the Company incurred consulting fees of $Nil (August 31, 2011 - $81,250) with a company owned by an officer of the Company, of which $Nil (August 31, 2011 -$56,250) were capitalized as exploration and evaluation assets; and

Avalon Rare Metals Inc.	Page 54

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

11.	Related Party Transactions (continued)

v)	During the year ended August 31, 2012 the Company incurred rental fees of Nil (August 31, 2011 - $20,750) for an apartment in Yellowknife, NT with a company owned by a director of the Company, which were capitalized as exploration and evaluation assets.

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the years ended August 31, 2012 and 2011:

	August 31, 2012	August 31, 2011

Salaries, benefits and directors’ fees	$2,945,471	$1,626,135
Share based compensation(1)	5,978,861	3,134,190

	$8,924,332	$4,760,325

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

12.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at August 31, 2012, the Company’s Cash and Cash Equivalents are categorized as Level 1 measurement. Fair value of other financial assets is determined based on transaction value and is categorized as Level 1 measurement. Fair value of Trade and other payables are determined from transaction values that are not based on observable market data. Fair values of these financial instruments are based on Level 3 measurements.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Avalon Rare Metals Inc.	Page 55

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

12. Financial Instruments (continued)

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2012. The Company’s cash and cash equivalents are either on deposit with two highly rated banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two highly rated Canadian banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an ongoing basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at August 31, 2012, the Company has current assets of $40,038,239 and current liabilities of $6,701,269.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the Company’s significant commitments and corresponding maturities:

Repayments due by period as of August 31, 2012

	August 31, 2012				August 31,
	Within	1-3	4-5		2011
	1 Year	Years	Years	Total	Total

Accounts payable and accrued liabilities	$6,701,269	$-	$-	$6,701,269	$3,792,595
Operating lease obligations	301,199	596,019	401,686	1,298,904	1,545,161

	$7,002,468	$596,019	$401,686	$8,000,173	$5,337,756

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at August 31, 2012, the Company had cash held in bank accounts of US$349,429 and accounts payable of US$178,133 denominated in US currency.

Avalon Rare Metals Inc.	Page 56

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

12.	Financial Instruments (continued)

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a twelve month period.

As at August 31, 2012, approximately 97% of the Company’s GICs are maturing in February, 2013 and are subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would increase or decrease the Company’s net loss by approximately $17,000 over the next twelve month period.

The Company had cash of US$349,429 in cash and accounts payable of US$178,133 denominated in US currency as at August 31, 2012 and its anticipated expenditures transacted in US dollars for the next twelve month period is approximately US$1,200,000. If the Canadian Dollar weakens (or strengthens) 5% against the United States Dollar with other variables held constant, the Company’s expenditures would decrease (or increase) by approximately $59,000 over the twelve month period, which would be offset by a foreign exchange gain (or loss) of approximately $8,000.

13.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	August 31, 2012	August 31, 2011

Common shares issued pursuant to the Accommodation Agreement and capitalized as exploration and evaluation assets	$14,800	$-
Warrants issued pursuant to the Accommodation Agreement and capitalized as exploration and evaluation assets	10,057	-
Share based compensation capitalized as exploration and evaluation assets	897,760	-

	$922,617	$-

Avalon Rare Metals Inc.	Page 57

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

14. Income Taxes

a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	2012	2011

Net loss for the year before income taxes	$11,152,194	$8,709,760
Combined federal and provincial tax rate	25.5%	27.0%

Expected income tax recovery at statutory rates	$2,843,809	$2,351,635
Share based compensation	(1,475,493)	(1,159,061)
Non-deductible expenses	(13,775)	(10,933)
Share issuance costs	428,122	454,326
Impact of tax rate reductions	(34,941)	(121,083)
Losses and other deductions for which no benefit has been recognized	(1,747,722)	(1,514,884)

Deferred income tax recoveries	$-	$-

b)	Deferred Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at August 31, 2012 and 2011 are as follows:

	2012	2011

Difference in exploration and evaluation assets	$1,628,101	$957,928
Difference in property, plant and equipment	145,100	87,138
Difference in share issuance costs	975,456	1,395,184
Non-capital loss carry forwards	2,609,620	1,708,295
Non-deductible expenses	238,309	238,309
Non-refundable investment tax credit carry forwards	4,346,553	2,336,700
	9,943,139	6,723,554

Less: valuation allowance	(9,943,139)	(6,723,554)

Net deferred income tax assets	$-	$-

A valuation allowance has been applied against all of the above deferred income tax assets due to uncertainty surrounding their realization.

Avalon Rare Metals Inc.	Page 58

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

14.	Income Taxes (continued)

c)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $10,428,000 (2011 - $6,827,000) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2014	$40,000
2015	4,000
2026	156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000

d)	Capital Losses

The Company has capital losses carried forward of approximately $1,906,000 (2011 - $1,906,000) available to reduce future years’ Canadian taxable capital gains.

e)	Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $5,412,000 (2011 - $3,181,000), cumulative Canadian exploration expenses of $61,827,000 (2011 - $40,296,000) and cumulative foreign resource expenses of $66,000 (2011 - $66,000) available to reduce future years’ Canadian taxable income.

f)	Scientific Research and Experimental Expenditures (“SR&ED”)

The Company has SR&ED expenditures carry forward of $19,865,000 (2011 - $9,993,000) available to reduce future years’ Canadian taxable income.

g)	Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $4,347,000 (2011 - $2,337,000) available to reduce future years’ Canadian federal income tax payable. These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	490,000
2031	1,045,000
2032	2,010,000

Avalon Rare Metals Inc.	Page 59

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

15.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2013	$301,199
2014	294,755
2015	301,264
2016	301,264
2017	100,422

16.	Commitments

The Company has a standby letters of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit, which is secured by guaranteed investment certificate.

As disclosed in note 8(b)(iii), the Company is also committed to issue 40,000 common share purchase warrants to the DKFN, in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

17.	Transition to IFRS

The Company’s consolidated financial statements for the year ended August 31, 2012 is the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was September 1, 2010. IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its August 31, 2012 reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time adopters. The Company has applied certain of these exemptions to its opening Statement of Financial Position dated September 1, 2010, as described below.

a)	Elected Exemptions from Full Retrospective Application

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to use this exemption and has only applied IFRS 3 to business combinations that occurred on or after September 1, 2010.

Share Based Payment Transactions

IFRS 1 permits first-time adopters to not apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to take this exemption and not apply IFRS 2 to awards that vested prior to September 1, 2010.

Avalon Rare Metals Inc.	Page 60

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17.	Transition to IFRS (continued)

b)	Mandatory Exceptions to Retrospective Application

Estimates

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date are consistent with those that were made under Canadian GAAP.

c)	Reconciliation from Canadian GAAP to IFRS

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP in effect for the Company prior to the transition date of September 1, 2010. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Avalon Rare Metals Inc.	Page 61

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17. Transition to IFRS (continued)

The September 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		September 1, 2010
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Assets

Current Assets:
Cash and cash equivalents		$6,932,125	$-	$6,932,125
Receivables		1,057,660	-	1,057,660
Prepaid expenses		194,080	-	194,080
		8,183,865	-	8,183,865

Exploration and Evaluation Assets	iii	32,646,738	(7,603)	32,639,135
Property, Plant and Equipment		696,112	-	696,112

		$41,526,715	(7,603)	$41,519,112

Liabilities:

Current Liabilities;
Accounts payable		$2,178,140	$(151,856)	$2,026,284
Accrued liabilities		-	151,856	151,856

		2,178,140	-	2,178,140

Shareholders’ Equity:

Share Capital	iv	58,263,175	190,574	58,453,749
Contributed Surplus	i	7,967,053	(7,967,053)	-
Reserve for Warrants	i	-	4,055,202	4,055,202
Reserve for Share Based Payments	i, ii	-	4,148,827	4,148,827
Reserve for Brokers’ Compensation
Warrants	i,	-	608,040	608,040
Accumulated Deficit	ii, iii, iv	(26,881,653)	(1,043,193)	(27,924,846)

		39,348,575	(7,603)	39,340,972

		$41,526,715	$(7,603)	$41,519,112

Avalon Rare Metals Inc.	Page 62

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17. Transition to IFRS (continued)

The August 31, 2011 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		August 31, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Assets

Current Assets:
Cash and cash equivalents		$70,858,678	$-	$70,858,678
Receivables		650,454	-	650,454
Prepaid expenses		921,748	-	921,748
		72,430,880	-	72,430,880

Exploration and Evaluation Assets	iii	50,475,040	(77,604)	50,397,436
Property, Plant and Equipment		987,633	-	987,633

		$123,893,553	$(77,604)	$123,815,949

Liabilities:

Current Liabilities;
Accounts payable		$3,792,595	$(287,806)	$3,504,789
Accrued liabilities		-	287,806	287,806

		3,792,595	-	3,792,595

Shareholders’ Equity:

Share Capital	ii, iv	146,684,649	(440,052)	146,244,597
Contributed Surplus	i, ii, iii	9,719,348	(9,719,348)	-
Reserve for Warrants	i	-	3,670,248	3,670,248
Reserve for Share Based Payments	i, ii	-	6,646,427	6,646,427
Reserve for Brokers’ Compensation
Warrants	i	-	96,688	96,688
Accumulated Deficit	ii, iii, iv	(36,303,039)	(331,567)	(36,634,606)

		120,100,958	(77,604)	120,023,354

		$123,893,553	$(77,604)	$123,815,949

Avalon Rare Metals Inc.	Page 63

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17.	Transition to IFRS (continued)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Revenue:
Interest		$605,142	$-	$605,142

Expenses:
Corporate and administrative expenses		4,830,990	-	4,830,990
General exploration expenses	iii	-	70,001	70,001
Amortization		173,302	-	173,302
Share based compensation	ii	5,074,444	(781,627)	4,292,817

		10,078,736	(711,626)	9,367,110

Loss before the Undernoted Item		(9,473,594)	711,626	(8,761,968)

Foreign Exchange Gain		52,208	-	52,208

Net Loss and Comprehensive Loss for the Period		(9,421,386)	711,626	(8,709,760)

Deficit - Beginning of Year		(26,881,653)	(1,043,193)	(27,924,846)

Deficit - End of Year		$(36,303,039)	$(331,567)	$(36,634,606)

Loss per Share, Basic and Fully Diluted		$(0.10)		$(0.09)

Weighted Average Number of Common
Shares Outstanding, Basic and Fully
Diluted		93,074,790		93,074,790

Avalon Rare Metals Inc.	Page 64

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17. Transition to IFRS (continued)

The Canadian GAAP consolidated statement of cash flows for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Operating Activities:
Cash paid to suppliers and employees	v	$(4,752,468)	$(70,001)	$(4,822,469)
Interest received		605,142	-	605,142

		(4,147,326)	(70,001)	(4,217,327)

Financing Activities:
Share capital – equity offering(s)		69,497,735	-	69,497,735
Share capital – exercise of warrants		12,015,282	-	12,015,282
Share capital – exercise of options		2,091,766	-	2,091,766
Share capital – exercise of brokers’ compensation warrants		1,808,980	-	1,808,980

		85,413,763	-	85,413,763

Investing Activities:
Exploration and evaluation asset expenditures	v	(16,930,577)	70,001	(16,860,576)
Purchase of property, plant and equipment		(464,823)	-	(464,823)

		(17,395,400)	70,001	(17,325,399)

Changes in Cash and Cash Equivalents		63,871,037	-	63,871,037

Foreign Exchange Effect on Cash		55,516	-	55,516

Cash and Cash Equivalents - beginning of year		6,932,125	-	6,932,125

Cash and Cash Equivalents - end of year		$70,858,678	-	$70,858,678

Avalon Rare Metals Inc.	Page 65

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17.	Transition to IFRS (continued)

The consolidated financial information prepared under IFRS and that prepared under Canadian GAAP have the following major differences as referenced in the tables:

i)	Reserves

Under pre-transition Canadian GAAP, the Company recorded the value of share based payments and warrants issued to contributed surplus. Under IFRS - IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. IFRS requires a separate disclosure of the value that relates to “reserves for warrants”, “reserves for share based payments”, “reserves for broker’s compensation warrants” and any other component of equity. The balance in contributed surplus was comprised of the reserves for warrants, share based payments and broker’s compensation warrants as at September 1, 2010 and August 31, 2011, and has been reclassified and recorded into each of the respective reserve accounts.

ii)	Share based payments

Under IFRS 2, share based payment transactions which are subject to graded vesting should have the separate tranches valued and amortized over the respective vesting periods separately as if each tranche was a separate award. Forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods. Pre-transition Canadian GAAP allowed the entire award to be valued together and to be amortized on a straight-line basis over the vesting period of the entire award. Forfeitures of awards were recognized as they occurred. The effect of these changes was to increase reserves for share based payments by $845,016 and an increase of the deficit by $845,016 at the date of transition on September 1, 2010. For the year ended August 31, 2011, share capital was decreased by $630,626, reserves for share based payments was increased by $151,001, and share based compensation expense was decreased by $781,627.

iii)	Exploration and evaluation assets

Under IFRS 6, expenses that have been incurred before the Company has secured the legal right to explore a property must be expensed. Pre-transition Canadian GAAP allowed these expenses to be capitalized. The effect of these changes at the transition date on September 1, 2010 was to decrease exploration and evaluation by $7,603 and an increase in the deficit by $7,603. For the year ended August 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $70,001.

iv)	Flow-through shares

Under pre-transition Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

Avalon Rare Metals Inc.	Page 66

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011

17.	Transition to IFRS (continued)

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. The effect of these changes at the transition date on September 1, 2010 was to increase share capital $190,574 and increase accumulated deficit by the same amount. There was no further transition adjustment for the year ended August 31, 2011.

v)	Impact on cash flows

Under IFRS 6, cash flows related to general exploration expenses incurred prior to the Company having secured the legal right to explore are included in operating activities versus investing activities under pre-transition Canadian GAAP. The increase (use of cash) in operating activities was $70,001 for the year ended August 31, 2011. There is a corresponding decrease (use of cash) in investing activities.

18.	Subsequent Event

Subsequent to the year ended August 31, 2012, the Company granted an aggregate of 810,000 stock options with a weighted average exercise price of $1.75 per share to the Company’s employees, directors and consultants. The weighted average contract life of these options was 4.8 years.

Avalon Rare Metals Inc.	Page 67